
Kentucky
Missouri
Arkansas
Mississippi River
Union City
Martin
Troy
Newbern
Dyersburg
51
Ripley
40
Munford
Atoka
Millington
Arlington
Bartlett
Mississippi
N
W
E
S

04020259

RE: 12-31-03

MAR 19 2004

FIRST CITIZENS BANCSHARES INC

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

Annual Report 2003

Table of Contents

Financial Highlights 1
Letter to Shareholders 2
Subsidiaries 4
Board of Directors 10
Management's Report 12
Management's Discussion & Analysis 13
Auditors Report 35
Directors, Officers & Employees 59
Corporate Information 64


Total Assets (In Millions)
$800
$600
$400
$200
$0
$473
$501
$538
$694
$726
1999
2000
2001
2002
2003


Return on Equity
20.00%
15.00%
10.00%
5.00%
0.00%
13.27%
10.16%
11.91%
15.05%
13.88%
1999
2000
2001
2002
2003


Earnings Per Share
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.58
$1.24
$1.56
$2.14
$2.14
1999
2000
2001
2002
2003


Dividends Per Share
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.90
$1.00
$1.00
$1.04
$1.08
1999
2000
2001
2002
2003

To Our Shareholders:

2003 was a year we will remember not only for the challenges it presented but also for accomplishments that were realized. Like most of the industry, Bancshares' earnings continue to be negatively impacted by a decline in the net interest margin. On a more positive note, the low rate environment drove mortgage refinancings and purchase mortgage loans to record highs and in so doing made a significant contribution to the bottom line of the Company in 2003. We are beginning to see signs that indicate a possible rise in interest rates in the near term. This is good news, as our balance sheet is structured in a manner deemed to be "asset sensitive" and any reasonable increase in interest rates would translate into improved earnings for the Company.

Earnings per share in 2003 remained stable at $2.14 per share. While net interest margins were a factor, financial performance was additionally suppressed by investment in initiatives that will pay long-term dividends to shareholders. Construction of two additional financial centers were completed during 2003, one in Martin and a second in Arlington. As of January 2004, both locations were operating at a profit. We will continue to seek new locations in high growth markets that expand the First Citizens franchise and provide a solid return on the investment of shareholder capital.

The 2003 Annual Report to Shareholders will focus on the broad array of financial services offered by First Citizens. Realizing that financial needs of today's customer extends well beyond loans and deposit accounts, we have available Investment and Trust Services, full service brokerage, long term mortgage loans, farm management services and all types of insurance products. In keeping with our commitment to customer convenience, we opened additional mortgage loan origination offices in Munford, Arlington and Martin. First Citizens Financial Plus, Inc., our brokerage subsidiary, occupies an office in the newly constructed Arlington location as well as Dyersburg and Union City and is staffed by five full time brokers. The Investment Management & Trust Services Division serves customers from the main office in Dyersburg. Trust Officers serve customers in all markets and are pleased to offer their services at a time and place convenient to the customer. Lenders who understand and appreciate the challenges faced by those involved in agriculture staff the First Citizens' Ag Services Division. All types of insurance products are available through White & Associates/First Citizens Insurance.

In June 2003 First Citizens National Bank and Munford Union Bank merged, bringing together two strong community banking franchises with common corporate cultures. This combination provides seventeen financial centers along the western border of Tennessee and provides customers the convenience of banking with First Citizens from Martin to Memphis. We are pleased to report that of all past acquisitions, this conversion to one system and one name was the most successful in terms of customer satisfaction and acceptance.

We recognize that people do not conduct business with buildings, they conduct business with people. For that reason, we recruit staff based not only on professional skills but also with a strong emphasis on people skills. We are blessed with outstanding Advisory Boards in all markets that share our commitment to business development. These Boards are comprised of leaders within their respective communities and we are honored to have them serve as members of the First Citizens' Team.

Asset quality remains excellent. Non-performing loans as a percent of total portfolio at December 31, 2003 were .29%, down from .86% at the end of 2002 and 4% of the level of peer group banks who reported average non-performing assets of .71%. Other Real Estate Owned declined 54%, ending 2003 at $534,725. The provision for loan losses was down 52%, supported by a reduction in net loan charge-offs from $848 thousand in 2002 to $410 thousand in 2003. The reserve for potential loan losses as a percent of total portfolio ended the year at 1.25%.

The corporate misdeeds of several large companies led to enactment of new federal legislation in 2003 commonly referred to as The Sarbanes-Oxley Act. Designed to protect the interests of Shareholders in publicly held companies, the act mandates the Board of Directors of such companies to appoint a Corporate Governance Committee. The Governance and Nominating Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of guidelines to ensure compliance with provisions of the law. In addition, provisions of the Act significantly expand the function and responsibilities of the Audit Committee. The Board of Directors has taken action necessary to comply with requirements of the new legislation.

As we move forward into 2004 and beyond, we are intent on setting and reaching goals that will expand existing markets and enhance shareholder value. This will be accomplished by maximizing the potential of an outstanding staff, looking to a qualified, experienced Corporate Board for strategic direction and support, and utilizing the strengths of Advisory Boards in each of the markets we serve. Thank you for your investment in First Citizens Bancshares, Inc.

Stallings Lipford
Chairman

Katie Winchester
President, CEO & Vice Chairman

1925 | 1950 | 1982 | 1985 | 1986 | 1998

- 1950 — Agriculture Services
- 1982 — First Citizens Bancshares, Inc.
- 1985 — First Citizens Financial Plus
- 1986 — Mortgage Lending
- 1998 — First Citizens Insurance

Investment and Trust Services

The Investment and Trust Services Division was granted trust powers in 1925, and thus began a long history of professional, reliable investment management, estate, trust, and qualified retirement plan services for all of our clients. With current service to more than 300 clients, our assets total in excess of $150 million and include accounts that range in value from over $15 million to less than $100,000. Regardless of account size, the Investment and Trust Services Division is committed to the basic principals of fiduciary law and to providing the highest quality service to our clients.

Today's complicated investment and trust business demands a highly trained and experienced staff. Our officer level staff has an average of over 25 years experience in the investment and trust business and hold advanced degrees and/or certifications in their fields. Continuing education requirements keep our officers aware of any legislative or regulatory changes in the profession. Our support staff averages over ten years experience and they continuously participate in structured internal training programs and attend various educational seminars. From the primary officers assigned to your account to the technicians behind the scenes, there is a total commitment to you, the client.



1925 | 1950 | 1982 | 1985 | 1986 | 1998

- 1925 — Investment and Trust Services
- 1950 — Agriculture Services
- 1982 — First Citizens Bancshares, Inc.
- 1985 — First Citizens Financial Plus
- 1986 — Mortgage Lending
- 1998 — First Citizens Insurance

Agriculture Services

First Citizens National Bank has been a lender to the agricultural community since its inception because of the importance of agriculture to the Dyer County economy. In 1950, the bank established a separate Agricultural Services Department, recognizing the unique characteristics involved with Agricultural lending and servicing compared to other commercial accounts. There was also identified a need to provide farm management services to absentee landowners or other landowners that would benefit from the bank's expertise in agriculture.

While much has changed in agriculture over the years, First Citizens commitment to agriculture has not. First Citizens presently has in excess of 700 agricultural loans totaling more than $40 million. These loans are comprised of annual production loans, equipment and livestock loans and real estate loans. As times have changed, we have partnered with others to improve our service to the agricultural community. First Citizens has participated in the USDA/Farm Service Agency's Guaranteed Loan Program since 1979. On February 19, 2004, First Citizens was recognized as a Preferred Lender in the FSA guaranteed loan program. The Preferred Status is based on volume and quality of loans closed under the FSA guaranteed loan program. First Citizens is the only community based bank in the state of Tennessee to be designated a Preferred Lender. First Citizens has a full service crop insurance department through our affiliation with White and Associates/First Citizens Insurance.





1925 — Investment and Trust Services

1950 — Agriculture Services

1982

1985 — First Citizens Financial Plus

1986 — Mortgage Lending

1998 — First Citizens Insurance

First Citizens Bancshares, Inc.

First Citizens Bancshares, Incorporated, organized and incorporated in 1982, is headquartered in Dyersburg, Tenn., and is the financial holding company for First Citizens National Bank, First Citizens Capital Assets and First Citizens Statutory Trust II. As a financial holding company, Bancshares engages in activities that are financial in nature or incidental to a financial activity. Bancshares operates under the day-to-day management of its officers and board of directors, which formulates operating guidelines and policies for Bancshares. Stallings Lipford serves as Chairman of the Board of Bancshares and the bank. Katie Winchester serves as President, CEO and Vice Chairman of the board of directors of both First Citizens Bancshares, Inc., and First Citizens National Bank.

Bancshares through its principal subsidiary, First Citizens National Bank, provides a broad range of diversified financial services in highly competitive markets throughout West Tennessee. Financial services offered by the bank are not limited to traditional banking services but have expanded over the years to include trust, brokerage, insurance, mortgage and agriculture services. The bank's competition involves not only other banks, some which are large regional banks, but savings and loan associations, insurance companies, small loan companies, finance companies, mortgage companies, credit unions, real estate investment trusts, credit card organizations as well as other non-financial enterprises.



Stallings Lipford
Chairman of the Board



Katie S. Winchester, President,
Vice Chairman & CEO


1925
Investment and Trust Services
1950
Agriculture Services
1982
First Citizens Bancshares, Inc.
1985
1986
Mortgage Lending
1998
First Citizens Insurance

First Citizens Financial Plus

In 1985, the concept of providing investment advice through a subsidiary of First Citizens National Bank was envisioned. Through a partnership with an out of state investment firm and the location of a direct line phone within the bank, consumers were allowed to place orders for investment products. To accomplish this within the parameters of existing regulation, a bank service corporation was formed and First Citizens Financial Plus came into existence.

First Citizens Financial Plus opened its first location in the First Citizens' Annex with two employees in 1985. The firm has expanded and today has three full-service locations in Dyersburg, Union City and Arlington. Getting to know our customers personally, helping them understand their investment choices and fulfilling individual financial planning needs is our primary objective.

Each financial advisor prides themselves in providing high quality investments and personal service to investors within their local communities. Investment professionals provide thoughtful, informed advice as they assist their clients in planning to meet life's expectations and surprises. We pledge to provide the highest levels of service, place you and your goals first and listen to you as if you were our only investor.

Products and services provided by First Citizens Financial Plus include Asset Allocation, Premier Cash Management, Bonds, CD's, Fee-Based Accounts, Insurance/Annuities, Mutual Funds, Mutual Fund Choice Programs, Money Markets, IRA's, 529 Plans, 401K's, Transfer on Death Agreements, Automation Investment Plans, Online Access and Trading and Stocks. We also assist investors in charting a course of action to attain their financial goals and assist clients in estate planning, tax reduction strategies and estate preservation.








1925 — Investment and Trust Services
1950 — Agriculture Services
1982 — First Citizens Bancshares, Inc.
1985 — First Citizens Financial Plus
1986
1998 — First Citizens Insurance

Mortgage Lending

The Mortgage Lending department at First Citizens National Bank began in August 1986, with one employee servicing only Dyer County. The department has grown to 18 employees servicing Dyer, Obion, Weakley, Lauderdale, Tipton and Shelby Counties.

The staff in the Mortgage Lending Department has an average of over 20 years of experience. With the competitiveness of today's mortgage industry, the staff must continue to provide the highest level of service and products to it's customers through training and continued education. Through these efforts, our highly trained staff has been able to establish relationships with our realtors, builders and customers that allowed FCNB to experience a record year in 2003.

The Mortgage Lending department offers many options to fit the needs of the diverse customer base at FCNB. The loan programs include conforming Fannie Mae and Freddie Mac conventional loans, Conforming Adjustable Rate Mortgages Loans, Interest First Loans, Balloon Loans, Fannie Man Expanded Level I, II, III Loans, Federal Housing Administration Loans, Veterans Administration Loans and Rural Development Loans. All of the loan programs offer 30, 25, 20, 15 and 10 year terms. FCNB also offers below market interest rates to qualified borrowers through a partnership with THDA (Tennessee Housing Development Association), and down payment and closing costs assistance with programs like THDA Great Start, Welcome Home Grants and Dyer County Housing Development Corp., grants.










1925
1950
1982
1985
1986
1998
Investment and Trust Services
Agriculture Services
First Citizens Bancshares, Inc.
First Citizens Financial Plus
Mortgage Lending

First Citizens Insurance

Established in 1976, White & Associates continues to excel at providing all types of insurance products to its customers. Organized primarily as a provider of personal insurance, the company evolved into multiple divisions of commercial and life/health coverage. While the ensuing 28 years have been filled with change both within the industry and within the company itself, the basic essential of working for the benefit of customers as an independent insurance agency remains the same.

Multiple contracts with reputable national companies such as Allstate, Allied, Blue Cross/Blue Shield, AFLAC and Progressive verify that we meet the criteria for business volume, loss ratios, and other specifications important in the insurance industry. White & Associates has received numerous awards from these companies recognizing superior sales volume and other measures of insurance excellence.

One of the most exciting changes that has taken place with White & Associates is the partnership with First Citizens National Bank to form White & Associates/First Citizens Insurance, LLC. This joint venture occurred in 1998 after the OCC ruling authorizing the sale of insurance within banks. As the insurance industry began its involvement with banking, White & Associates was pleased to be chosen a partner of First Citizens National Bank.

Today, White & Associates\First Citizens Insurance, LLC is a full-service independent insurance agency offering all types of insurance coverage, including Personal Home & Auto, Commercial, Farm & crop, Life, Individual & Group Health, Long Term Care and Medicare Supplement. Specialized lines of business, such as multiperil crop insurance and owners title insurance, help better meet the needs of customers. We work with numerous insurance companies to provide customers the coverage they need.

The White & Associates/First Citizens Insurance partnership agencies include White & Associates/First Citizens Insurance in Dyersburg, White & Associates/First Citizens Insurance in Union City, Halls Insurance Agency in Halls and White & Associates Insurance - Bernard Agency in Caruthersville, MO.











Left to right standing followed by second row left to right:

Billy S. Yates, Judy Long, Julius M. Falkoff, Stallings Lipford, William C. Cloar



Left to right standing followed by second row left to right:

P H White, Jr., William F. Sweat, Larry W. Gibson, L.D. Pennington, Milton E. Magee



Left to right standing followed by second row left to right:

John M. Lannom, Katie Winchester, Bentley F. Edwards, Richard W. Donner, Eddie E. Anderson



Left to right standing followed by second row left to right:

J. Daniel Carpenter, John S. Bomar, Dwight Steven Williams, J. Walter Bradshaw, David R. Taylor



Left to right standing followed by second row left to right:

Barry T. Ladd, Larry S. White, Allen Searcy, Ralph E. Henson, Green Smitheal III

The financial statements that appear in this report were prepared by and are the responsibility of the Company's management. These financial statements are in conformity with generally accepted accounting principles and, therefore, include amounts based on informed judgements and estimates. Management also accepts responsibility for the preparation of other financial information included in this document.

The Company's management has designed a system of internal controls to safeguard assets, ensure that transactions are properly authorized and provide reasonable assurance as to the integrity, objectivity and reliability of financial information. The system is built on a business ethics policy that requires all employees to maintain the highest ethical standards in conducting Company affairs. In addition, the Company also has an extensive program of internal audits which includes prompt follow-up on exceptions noted in various audits and provides reviews of separated subsidiaries.

The consolidated financial statements of First Citizens Bancshares, Inc. have been audited by Carmichael, Dunn, Creswell & Sparks PLLC. Their appointment was recommended by the Audit Committee and approved by Shareholders at the Annual Meeting of Shareholders held April 16, 2003. The Independent Auditor's Report expresses an informed judgment as to the fair presentation of the Company's reported operating results, financial position and cash flows. This judgment is base on results of auditing procedures performed and such other tests deemed necessary, including consideration of the Company's internal control structure.

First Citizens' Audit Committee consists entirely of outside directors. This Committee meets regularly with and without management and maintains an open line of communication with both internal and external auditors. Carmichael, Dunn, Creswell & Sparks PLLC, as well as internal auditors, have direct and confidential access to First Citizens' Audit Committee at all times to discuss results of examinations and other issues pertinent to the discharge of their duties.

Management assessed the Company's system of internal controls over financial reporting as of December 31, 2003, and based on that assessment, believes the system adequate to ensure that financial information provided Shareholders and others is objective, credible and reliable.

Katie S. Winchester
President, CEO & Vice Chairman

Jeffrey D. Agee
Chief Financial Officer

First Citizens Bancshares, Inc. (the "company") headquartered in Dyersburg, Tennessee, is the bank holding company for First Citizens National Bank ("the bank"), First Citizens Capital Assets and First Citizens (TN) Statutory Trust II. First Citizens National Bank is a diversified financial services institution, which provides banking and other financial services to its customers. The bank operates two wholly owned subsidiaries: Financial Plus, Inc. and Nevada Investments II. The bank also owns 50% of White and Associates/First Citizens Insurance LLC and First Citizens/White and Associates Insurance Company, Inc. These subsidiary activities consist of: brokerage, personal finance, investments, insurance related products and credit insurance. The Munford Union Bank and its two wholly owned subsidiaries (Nevada Investments III and IV) were merged into First Citizens National Bank and Nevada Investments during second quarter 2003. Nevada I was merged into Nevada II during the 3rd quarter 2003. Delta Finance's loans were sold during the 4th quarter 2003 and the company dissolved.

FORWARD LOOKING STATEMENTS

Management's discussion may contain forward-looking statements with respect to Banschares' beliefs, plans, goals and estimates. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant banking, economic, and competitive uncertainties, many of which are beyond management's control. When used in this discussion, the words "anticipate," "project," "expect," "believe," "should," "intend," "is likely," "going forward" and other expressions are intended to identify forward-looking statements. These forward-looking statements are within the meaning of section 27A of the Securities Exchange Act of 1934. Such statements may include, but are not limited to, projections of income or loss, expenses, acquisitions, plans for the future and others.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting of First Citizens Bancshares and its subsidiaries conform with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The company's estimates are based on historical experience, information supplied from professionals, regulators and others believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates.

First Citizens considers its more critical accounting policies to consist of the allowance for loan losses and the estimation of fair market value of investments and tangible assets.

The allowance for loan losses on loans represents management's best estimate of inherent losses in the existing loan portfolio. Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb reasonably estimated and probable losses within the portfolio. The company believes the loan loss reserve estimate is a critical accounting estimate because: changes can materially affect bad debt expense on the income statement, changes in the borrower's cash flows can impact the reserve, and management has to make estimates at the balance sheet date and also into the future in reference to the reserve. While management uses the best information available to establish the allowance for loan losses, future adjustments may be necessary if economic or other conditions change materially reference footnote 1, in the Company's Financial Statement.

Accounting principles generally accepted in the United States require that certain assets and liabilities be carried on the balance sheet at fair value. Furthermore, the fair value of financial instruments is required to be disclosed as a part of the notes to the consolidated financial statements for other assets and liabilities. Fair values are volatile and may be influenced by a number of factors, including market interest rates, prepayment speeds, discount rates, the shape of yield curves and the credit worthiness of counterparties. Following is a discussion of the estimation of fair value for First Citizens' more significant assets and liabilities:

Available for Sale Investment Securities and Trading Account Assets. Fair values for the majority of First Citizens available for sale investment securities are based on quoted market prices. In instances where quoted market prices are not available, fair values are based on the quoted prices of similar instruments with adjustment for relevant distinctions (e.g., size of issue, interest rate, etc.).

The Company's policy is to review goodwill for impairment at the reporting unit level on an annual basis unless an event occurs that would impair the goodwill amount. Goodwill represents the excess of the cost of an acquired entity over fair value assigned to assets and liabilities. Management believes accounting estimates associated with determining fair value as part of the goodwill test is a critical accounting estimate because estimates and assumptions are made based on prevailing market factors, historical earnings and multiples and other contingencies. Reference footnote 23 in the Company's Financial Statements for additional policy information.

Management has discussed these critical accounting policies with the Audit Committee, and the Audit Committee has reviewed the Company's applicable disclosures in the discussion and analysis of operations.

RESULTS OF OPERATIONS

Asset quality remains excellent. Non-performing loans as a percent of total portfolio at December 31, 2003 were .29% down from .86% at the end of 2002 and 41% the level of peer group banks who reported average non-performing assets of .71%. The allowance for loan loss reserve as a percent of non-performing assets was 316.97%, 99.21%, 88.08%, 194.06%, and 303.51% for the years 2003, 2002, 2001, 2000 and 1999 respectively. Additions made to the reserve account as a percent of net charge offs for 2003 was 237.80%. Other Real Estate Owned declined 54% ending 2003 at $534,725. The provision for loan losses was down 36% supported by a reduction in net loan charge-offs from $848 thousand in 2002 to $410 thousand in 2003. The reserve for potential loan losses as a percent of total portfolio ended the year at 1.25 percent well in excess of loan policy mandate of 1 percent.

Bancshares recorded net income of $7.8 million for the year ended December 31, 2003 compared to $7.8 million for the same time period in 2002. Earnings per share also remained stable at $2.14 per share. While pressures exerted by the squeeze to the net interest margins were a factor, earnings were also suppressed by investment in initiatives that should generate higher levels of future earnings to shareholders. Premises and equipment increased to $21.7 million at year end 2003 from $14.7 million at year end 2001. Construction of two additional branches were completed during 2003, one in Martin, TN., and the second in Arlington, TN. As of January 2004, both locations are operating at a profit. The accompanying Summary Average Balance Sheet and Net Interest Income Schedule indicates the yield on average earning assets was 4.12% for year 2003 compared to 4.47% at December 31, 2002. Earnings per share reported for 2002 and 2001 respectively were $2.14 and $1.56 per share. Return on average assets was 1.10% and 1.28% for the years ending 12/31/03 and 12/31/02. Total assets at December 31, 2003 and 2002 were $726 million and $694 million (inclusive of $115 million in assets added as a result of the purchase of Munford Union Bank in 2002). Asset growth from the Munford transaction has been strong, increasing 20% since being acquired in June 2002. Return on average equity is reflected as 13.88%, 15.05%, 11.91%, 10.16% and 13.27% for the five years included in the statement. A review of three most current years ratios indicates a significant change from year 2001 to 2002 as a result of the following events: (1) Posted record earnings in 2002 as compared to 2001; (2) Posted a pretax profit of $191,000 in 2002 resulting from the sale of the bank's credit card portfolio; and (3) A reduction in net charge off loans and bad debt expense in year 2002. A Strategic Plan objective approved by the Board in 2001 called for the deployment of capital in areas with the potential to enhance shareholder return and expand markets of the bank. In striving to meet this goal, a dividend of $5 million was declared from the bank to Bancshares to be applied toward the purchase of Munford Union Bank, with the balance of the purchase price funded through borrowings. Return on Equity for 2002 includes seven months of net earnings ($982 thousand) from Munford Union Bank, resulting in a positive per share impact of $.27.

The effective tax rate for the current year is 29% compared to 29% and 28% for the years 2002 and 2001. The tax rate is impacted by numerous factors, including but not limited to the level of tax-free investments within our investment portfolio, certain tax benefits which result from ESOP debt, and other factors incidental to the financial services business. The primary reason for the increase in rates after 2001 was state income taxes.

Shrinking margins are a material concern with most financial institutions today. Peer banks ($500 million to $2 billion assets) including First Citizens National Bank have seen margins head downward since the summer of 2002. Liabilities can no longer keep pace with the decline in earning assets. No change in this trend is expected until there is an increase in prime rate and a corresponding rise in floating loan yields. Net interest income increased $1.1 million or approximately 4.50 percent over the prior twelve months, primarily the result of asset growth. Declining interest rates from September 2000 through December 2002 had a positive impact on net interest margins causing a reduction in cost of funds. The company's funds management committee has moved the interest sensitivity position from a liability sensitive to an asset sensitive position. Bancshares' balance sheet is structured in a manner deemed to be "asset sensitive" and any reasonable increase in interest rates would translate into improved earnings for the company. Rising rate environment of 100 basis points over a 12 month period would result in improved earnings of $1.4 million or an increase in net income of 6.05%. A declining rate of 100 basis points for the same 12 month period would negatively impact net interest income approximately $550 thousand. The net yield on average earnings assets was 4.12 percent at 12/31/03 compared to 4.47 percent for the same time period in 2002. Net yield on average earnings assets for 2001 was 4.35 percent. Net yield on average earning assets for 2002 was favorable when compared to the other two reportable years due to cost of funds dropping 161 basis points while earning assets dropped only 137 basis points. Secondary mortgage activity exceeded prior record levels as consumers opted to take advantage of the low rate environment by refinancing existing home mortgages. Gross income and fees recorded from this activity totaled $1.7 million in 2003. Refinance activity first quarter of 2004 is projected to slow with future activity dependent on economic conditions and expansions into new markets.

NON-INTEREST INCOME

The following table reflects restated non-interest income for the years ending December 31, 2003, 2002, and 2001:

			December 31 Change from prior year *(in thousands)*				
	Total 2003	Increase (Decrease) Amount	Percentage	Total 2002	Increase (Decrease) Amount	Percentage	Total 2001
Service Charges on Deposit Accounts	$ 4,913	$ 1,273	34.97%	$ 3,640	$ 426	13.25%	$3,214
Trust Fees	$ 786	$ (16)	(1.99%)	$ 802	$ (57)	(6.63%)	$ 779
Brokerage	$ 878	$ (13)	(1.45%)	$ 891	$ 131	(17.23%)	$ 760
Other	$ 2,239	$ (116)	(4.92%)	$ 2,355	$ 713	43.42%	$1,642
TOTAL NON-INTEREST INCOME	$ 8,816	$ 1,128	14.67%	$ 7,688	$1,293	20.21%	$6,395

Non-interest income increased $1.1 million or 14.67 percent when comparing 2003 results to 2002. In the year 2003 non-interest income (fee income) contributed 16.47 percent to total revenue compared to 14.02 percent for the same period last year. The contribution to non-interest income from Munford Union Bank for the reportable period of 2002 was $612 thousand or 7.96 percent of total income in this category. Since the acquisition took place in June of 2002, only seven months of income is reflected in the 2002 balance. The most significant increase in non-interest income was derived from overdraft fees charged on checking accounts. In addition, Bancshares' portion of non-interest income generated by First Citizens/White and Associates Insurance Company, LLC for the years ending 2003, 2002 and 2001 totaled $434,000, $495,000, and $400,000 and is included in this category. Other one time events with a significant impact to net interest income were (1) the collection of a Bank Owned Life Insurance Policy totaling $141,000 (2) Sale of Other Real Estate in 4th quarter at a profit of $103,000 and, (3) Sale of the bank's credit card portfolio in midyear 2002 resulting in a one time payment of $191 thousand. The decision to divest the bank of its credit card portfolio was based on risk factors, high maintenance costs and the limited contribution to income.

NON-INTEREST EXPENSE

	Total 2003	Increase (Decrease) Amount	Percentage	Total 2002	Increase (Decrease) Amount	Percentage	Total 2001
				December 31 Change from prior year *(in thousands)*			
Salaries & Employee Benefits	$ 12,553	$ 1,707	15.73%	$ 10,846	$ 1,935	21.71%	$ 8,911
Occupancy Expense	3,815	451	13.40%	$ 3,364	$ 413	13.99%	2,951
Other Operating Expense	5,758	633	12.35%	$ 5,125	$ 282	5.82%	4,843
TOTAL NON-INTEREST EXPENSE	$ 22,126	$ 2,791	14.43%	$ 19,335	$ 2,630	15.74%	$16,705

The non-interest expense category is dominated by salary and benefit expense and comprises 56 percent of the total in years 2003 and 2002 and 53 percent in 2001. The increase of 15.73% in this category for 2003 reflects an increase in number of full time equivalent staff from 204 at December 31, 2001 to 256 at the end of 2003. Employee incentives paid as a result of accomplishing a 1.25% Return on Assets at the bank level as well as accomplishment of 2003 budget and business development goals totaled 10.93% of salaries and benefits compared to 10.20% in 2002 and 10.00% for 2001. The increase in staff is attributed to expansion into new markets as well as additional staff necessary to support expansion within mortgage lending and brokerage divisions. A comparison of the efficiency ratio for the years 2003, 2002 and 2001 reflects ratios of 63.19 percent, 59.24 percent, 62.64 percent respectively.

The 13.40 percent and 13.99 percent increase in net occupancy expense for 2003 and 2002 reflects the increase in numbers of locations (5) brought about by the Munford Union acquisition 2002, and new branches in Martin and Arlington opened in 2003. Equipment depreciation expense is driven by information technology demands in support of service delivery systems necessary to meet customer demand and the need to place the bank at a competitive advantage. While every effort will be made to ensure efficiencies in these areas, the expansion strategy adopted by the board will continue to exert pressure on occupancy and depreciation expense as markets are expanded by future acquisitions and the establishment of new branches.

Other operating expenses increasing 12.35% from December 31, 2002, reflects additional marketing and operating expense associated with expansion into new markets. Management expects expenditures at these levels in the forseeable future. Efforts to divest the bank of other real estate have been successful. Other real estate assets total for 2003 is $535 thousand compared to $1.8 million at December 31, 2002 compared to $1.7 million at December 31, 2001 and is inclusive of $648 thousand other real estate held by Munford Union at the time of the acquisition in 2002. Impaired goodwill expense is zero for the reportable periods of 2003 and 2002 compared to $269 thousand for 2001. Goodwill is 1.68% of total assets and 21.08% of capital.

December 31	Assets Per Employee *(in thousands)*	Asset Per Employee-Peer Groups
***2003**	**$2,916**	**$3,400**
*2002	$2,712	$3,530
*2001	$2,637	$3,350
**2000	$2,397	$2,860
**1999	$2,328	$2,540

*Peer Group $500 Million to $1 Billion
**Peer Group $100 Million to $500 Million

The average daily amounts of deposits and rates paid on such deposits are summarized for the periods indicated:

	December 31 (in thousands)					
	2003		2002		2001	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Non-Interest Bearing Demand Deposits	$ 62,836	0.00%	$ 49,005	0.00%	$ 37,971	0.00%
Savings Deposits	$ 168,149	.76%	$ 146,844	1.30%	$ 126,116	2.57%
Time Deposits	$ 313,562	2.65%	$ 267,681	3.16%	$ 225,833	5.33%
TOTAL DEPOSITS	$ 544,547	1.76%	$ 463,530	3.17%	$ 389,940	3.92%

Market share data for the State of Tennessee, counties of Dyer, Lauderdale, Obion, Weakley, and Tipton is included in a table contained in Item 1 Banking Business of this report. A review of the table reflects that First Citizens was a market share leader with $495 million in deposits accounting for 23.42 percent of total market share. First State Bank, a competitor in markets of First Citizens was second in market share accounting for 18.35 percent of total deposits. Bancshares' average deposits for 2003 were $544,547 thousand at an average rate of 1.76% compared to $463,530 thousand for 2002 at an average rate of 3.17% and $389,940 thousand for 2001 at an average rate of 3.92%. Growth in the deposit base is a result of consumers moving dollars into insured investments away from equities and mutual funds. Also an incentive for deposit growth is the Wall Street checking account introduced first quarter 2001 which continues to draw deposits that in the past had flowed to a similar deposit account offered by brokerage firms. Total deposit dollars in the Wall Street account was in excess of $64 million for year 2003 and $46 million in year 2002 and $46 million at year end 2001.

First Citizens continues to offer free checking coupled with overdraft privilege to attract and retain deposit relationships. Overdraft privilege is a discretionary non-contractual service designed to protect the customer against having their checks returned. Customers are given an overdraft privilege limits based on the type of account the customer has with the bank and other factors. Overdraft privilege allows the customer to overdraw their account feeling confident checks will be paid within their assigned limit so along as they make regular deposits into their account. Customers are charged the normal overdraft fee for each item paid into overdraft. If the item is over their assigned limit, it will be returned and a non-sufficient funds fee assessed.

Maturity distribution of time deposits reflects that 78% of total time deposits in the amount of $100,000 or more will reprice in the next twelve months. Customers are hesitant to lock in rates on time deposit accounts for longer than twelve months given a lack of stability in the economy and low interest rate environment. Time deposits maturing in over 12 months account for $31.7 million or 22.09% of maturity distribution total.

Core deposits serve as a source of liquidity for Bancshares. The short-term borrowings table reflects borrowings at year-end of $14.5 million and $10.3 million at December 31, 2003 and 2002 compared to $33.4 million for the same time period in 2001. Long-term debt, primarily Federal Home Loan Bank Borrowings reflects average volume at year-end 2003 of $83.5 million at an average rate of 5.18% compared to $67 million in 2002 at an average rate of 5.36%. The average maturity for long-term borrowing is 7 years. FHLB borrowings have various call features ranging from 1 to 5 years and the maturities range from 2008 to 2011. Under the current rate environment none of these borrowings are likely to be called. Federal Home Loan Bank borrowings are comprised of fixed rate positions ranging from 2.85% to 6.55%. Correspondent debt and Trust Preferred debt were affiliated with the Munford Union acquisition and are variable. Debt associated with this acquisition was reduced approximately $1 million (principal) since 2002. Correspondent debt is tied to prime rate less 100 basis points and trust preferred debt is tied to libor plus 360 basis points. Liquidity management and long term borrowings are discussed within the Liquidity section of this report.

SHORT TERM BORROWINGS	12/31/03	12/31/02	12/31/01
Amount outstanding-end of Period	$ 0.00	$ 0.00	$ 0.00
Weighted Average Rate of Outstanding	N/A	N/A	N/A
Maximum Amount of Borrowings at Month End	$ 14,550	$ 10,276	$33,391
Average Amounts Outstanding for Period	$ 1,758	$ 4,477	$ 4,727
Weighted Average Rate of Average Amounts	1.53%	2.02%	3.75%

LONG TERM BORROWINGS

	Average Volume	Average Rate	Average Maturity	Repricing Frequency
FHLB Borrowings	83,571	5.18%	7 years	Fixed
Correspondent Debt	9,051	3.21%	9 years	Variable
Trust Preferred Debt	5,000	5.02%	9 years	Variable

The following table sets forth the maturity distribution of Certificates of Deposit and other time deposits of $100,000 or more outstanding on the books of the bank on December 31, 2003. The overall total increased slightly from prior year. Deposits totaling $32 million acquired as a result of the Munford Union acquisition in June 2002 are included in the 2002 and 2003 totals.

MATURITY DISTRIBUTION OF TIME DEPOSITS IN AMOUNTS OF $100,000 AND OVER

	December 31 *(in thousands)*			
	2003		2002	
	Amount	Percent	Amount	Percent
Maturing in:				
3 months or less	$ 50,484	35.09%	$ 66,501	47.41%
Over 3 through 12 months	61,598	42.82%	$ 43,122	30.74%
Over 12 months	31,797	22.09%	$ 30,633	21.85%
TOTAL	$ 143,879	100.00%	$140,256	100.00%

The following table sets forth an analysis of sources and uses of funds for the years under comparison.

Summary-Average Balance Sheet and Net Interest Income Analysis

Average Balances and Interest Rates
(in thousands)

	2003			2002			2001		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS									
INTEREST EARNING ASSETS:									
Loans (1)(2) (3)	$ 474,956	$ 34,055	7.17%	$ 411,890	$ 32,698	7.93%	$359,296	$33,147	9.22%
Investment Securities:									
Taxable	$ 109,170	$ 3,656	3.34%	$ 100,344	$ 4,678	4.66%	$ 83,313	$ 4,922	5.90%
Exempt (4)	$ 37,223	$ 2,477	6.65%	$ 28,421	$ 2,019	7.10%	$ 14,601	$ 1,039	7.11%
Interest Earning Deposits	$ 547	$ 6	1.09%	$ 2,521	$ 23	.91%	$ 933	$ 52	5.57%
Federal Funds Sold	$ 13,479	$ 154	1.14%	$ 13,987	$ 238	1.70%	$ 7,613	$ 382	5.01%
Lease Financing	$ 0	$ 0	0%	$ 0	$ 0	0%	$ 0	$ 0	0%
Total Interest Earning Assets	$ 635,375	$ 40,348	6.35%	$ 557,163	$ 39,656	7.11%	$465,756	$39,542	8.48%
NON-INTEREST EARNING ASSETS:									
Cash and Due From Banks	$ 16,807	$ 0	0%	$ 14,355	$ 0	0%	$ 16,499	$ 0	0%
Bank Premises and Equipment	$ 19,950	$ 0	0%	$ 16,522	$ 0	0%	$ 14,116	$ 0	0%
Other Assets	$ 39,537	$ 0	0%	$ 28,778	$ 0	0%	$ 23,748	$ 0	0%
Total Assets	$ 711,289	$ 0	0%	$ 616,818	$ 0	0%	$520,119	$ 0	0%
LIABILITIES AND SHAREHOLDERS' EQUITY:									
INTEREST BEARING LIABILITIES:									
Savings Deposits	$ 168,149	$ 1,287	.76%	$ 146,844	$ 1,922	1.30%	$ 126,116	$ 3,249	2.57%
Time Deposits	$ 313,562	$ 8,333	2.65%	$ 267,681	$ 8,465	3.16%	$ 225,833	$12,056	5.33%
Federal Funds Purchased and Other Interest Bearing Liabilities	$ 105,634	$ 4,532	4.29%	$ 98,192	$ 4,321	4.40%	$ 78,252	$ 3,967	5.06%
Total Interest Bearing Liabilities	$ 587,345	$ 14,152	2.40%	$ 512,717	$ 14,708	2.86%	$ 430,201	$19,272	4.47%
NON-INTEREST BEARING LIABILITIES:									
Demand Deposits	$ 62,836	$ 0	0%	$ 49,005	$ 0	0%	$ 37,971	$ 0	0%
Other Liabilities	$ 4,780	$ 0	0%	$ 3,040	$ 0	0%	$ 3,598	$ 0	0%
Total Liabilities	$ 654,961	$ 0	0%	$564,762	$ 0	0%	$ 471,770	$ 0	0%
SHAREHOLDERS' EQUITY	$ 56,328	$ 0	0%	$ 52,056	$ 0	0%	$ 48,349	$ 0	0%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 711,289	$ 0	0%	$616,818	$ 0	0%	$ 520,119	$ 0	0%
NET INTEREST INCOME	$ 0	$26,196	0%	$ 0	$24,948	0%	$ 0	$20,270	0%
NET YIELD ON AVERAGE EARNING ASSETS	$ 0	$ 0	4.12%	$ 0	$ 0	4.47%	$ 0	$ 0	4.35%

(1) Loan totals are shown net of interest collected, not earned and loan loss reserves.
(2) Fee Income is included in interest income and the computations of the yield on loans.
(3) Includes loans on non-accrual status.
(4) Interest and rates on securities which are non-taxable for Federal Income Tax purposes are presented on a taxable equivalent basis.

Volume/Rate Analysis

A summary of average interest earnings assets and interest bearing liabilities is set forth in the preceding table together with average yields on earning assets and average cost on interest bearing liabilities. Interest earning assets at year-end 2003 total $635,375 thousand at an average rate of 6.35% compared to 2002 total of $557,163 thousand at an average rate of 7.11% and 2001 total of $465,756 thousand at an average rate of 8.48%. Interest bearing liabilities total $587,345 thousand interest expense of $14,152 thousand compared to $512,717 thousand interest expense of $14,708 thousand in year 2002 and $430,201 thousand interest expense of $19,272 thousand in 2001.

	2003 Compared to 2002 Due to Changes in:			2002 Compared to 2001 Due to Changes in:		
	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)
			(in thousands)			
Interest Earned On:						
Loans	$ 4,522	$ (3,165)	$ 1,357	$ 4,171	$ (4,620)	$ (449)
Taxable Investments	$ 295	$ (1,317)	$(1,022)	$ 794	$ (1,038)	$ (244)
Tax Exempt Investment Securities	$ 585	$ (127)	$ 458	$ 981	$ (1)	$ 980
Interest Bearing Deposits with Other Banks	$ (22)	$ 5	$ (17)	$ 14	$ (43)	$ (29)
Federal Funds Sold and Securities purchased under agreements to resell	$ (6)	$ (78)	$ (84)	$ 108	$ (252)	$ (144)
Lease Financing	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
TOTAL INTEREST EARNING ASSETS	$ 5,374	$ (4,682)	$ 692	$ 6,068	$ (5,954)	$ 114
Interest Paid On:						
Savings Deposits	$ 162	$ (797)	$ (635)	$ 269	$ (1,596)	$ (1,327)
Time Deposits	$ 1,216	$ (1,348)	$ (132)	$ 1,322	$ (4,913)	$ (3,591)
Federal Funds Purchased and Securities Sold Under Agreement to Repurchase	$ 319	$ (108)	$ 211	$ 877	$ (523)	$ 354
TOTAL INTEREST BEARING LIABILITIES	$ 12,697	$ (2,253)	$ (556)	$ 2,468	$ (7,032)	$ (4,564)
NET INTEREST EARNINGS	$ 3,677	$ (2,429)	$ 1,248	$ 3,600	$ 1,078	$ 4,678

A reduction in the Federal Funds rate to the current level of 1% has served to materially reduce funding costs. Initially, this reduction in rates supported improvement in the net interest margin. As rates have continued to fall, the benefits of lower funding costs have been offset by reduced returns on loans and investments placing pressure on net interest margins. The significance of the impact to earnings is evident by the increase in earnings attributed to changes in interest rates when comparing 2002 to 2001 (increase in income of $1,078 thousand) and 2003 to 2002 (decrease in income of $2,429 thousand). The significant change to average volume in Interest Earnings Assets and Liabilities in 2002 is a result of the combination of the balance sheet of First Citizens and Munford Union Bank.

	December 31 (in thousands) 2003	2002	2001	2000	1999
Real Estate Loans:					
Construction	$ 71,599	$ 57,758	$ 36,862	$ 34,195	$ 34,431
Mortgage	$ 305,077	$ 285,759	$ 225,743	$ 197,040	$ 189,787
Commercial, Financial and Agricultural Loans	$ 70,658	$ 67,732	$ 64,496	$ 63,703	$ 60,446
Installment Loans to Individuals	$ 37,401	$ 39,089	$ 39,200	$ 42,754	$ 37,595
Other Loans	$ 3,372	$ 3,142	$ 2,725	$ 3,267	$ 3,118
TOTAL LOANS	$ 488,107	$ 453,480	$ 369,026	$ 340,959	$325,377

CHANGES IN LOAN CATEGORIES

December 31, 2003 as compared to December 31, 2002
(in thousands)

Loan Category	Amount of Increase (Decrease)	% of Increase (Decrease)
Real Estate	$ 16,244	5.68%
Commercial, Financial and Agricultural	$ 2,926	4.31%
Installment Loans to Individuals	$ (1,688)	(4.31%)
Other Loans	$ (2,361)	(7.14%)
TOTAL LOANS	$ 34,627	7.63%

Total loans at December 31, 2003 were $488 million compared to $453 million at December 31, 2002 and $369,026 at December 31, 2001. Net loan growth in 2003 from 2002 consisted primarily of growth centered in Real estate loan category of $16 million or 5.68%. Construction and permanent financing of one to four family residential loans has been the focus of the banks' marketing program over the past two years with residential loan rates at the lowest point in many years. Loan growth in 2002 from 2001 (excluding acquisitions) increased only $14 million or 3.91 percent when comparing the current period to December 2001. Weak loan growth in other areas of the portfolio can be attributed to the slowing economy, a tightening in consumer credit underwriting standards and a rise in unemployment rates in certain markets in which the bank operates. In spite of economic conditions, overall loan portfolio quality remains high with approximately $376 million or 77 percent of total portfolio volume recorded in real estate loans; $76 million or 15 percent in Commercial and Agricultural loans with installment loans to individuals comprising 8 percent of total portfolio, unchanged from year-end 2002. Portfolio quality is excellent with the ratio of net charge offs to average net loans outstanding for the years of 2003, 2002 and 2001 at .08%, .20% and .38%. Non performing assets as a percent of total loans plus foreclosed property at year end represent .39% compared to 1.24% at year end 2002. The loan loss reserve as a percent of total loans was well in excess of policy guidelines of one percent at year-end 2003. The reserve at December 31, 2002 was 1.24 percent compared to 1.08 percent at year-end 2001. Loan demand over the next twelve months is expected to remain soft resulting in lower than average growth percentages for First Citizens Bancshares. We will use this time to foster the development of new business relationships and position the company to take advantage of improved economic conditions that are sure to come.

Unemployment rates for year-end 2003, 2002 and 2001 in counties in which Bancshares does business are as follows:

	Actual Labor Force Estimate 2003	Annual Average Labor Force Estimate 2002
Dyer	6.4%	5.8%
Lauderdale	13.7%	9.1%
Obion	7.4%	5.2%
Shelby	5.4%	4.5%
Tipton	7.0%	5.8%
Weakley	7.5%	6.1%

Unemployment rate for the state of Tennessee for the four quarters of 2003 were 5.1%, 5.4%, 5.1%, and 4.9%.

The First Citizens loan portfolio is made up of quality credits and is well diversified with a concentration of credits as of the most recent Loan Review Quarterly report in the following category of loans:

Category	Outstanding	Problem Loans	Problem Loans % of Category
Res. R/E	$ 145,507	$ 4,210	2.89%
Home EQ.	20,173	194	.96%
AG R/E	25,630	243	.95%
Com. R/E	172,437	3,214	1.86%
Com. Other	49,457	1,230	2.49%

Concentrations of credit of $15,337,250 or more represent 25% of Gross Capital funds. As of this date there are no concentrations of credit within the portfolio that represent one certain industry or a specific type of loans within these categories. Hotel loans (the only specific loan type which would approximate a concentration of credit) included in the categories above represents approximately $12.7 million, $2.6 million below the concentration level. The largest category of loans is residential mortgage loans, comprising 77 percent of total loans, which historically have low loan loss experience. The following table lists categories of real estate loans, volume and category type as a percentage of total loans and loan policy limits established for each category:

Category	Volume	Actual Percentage	Policy Percentage
Agriculture	$ 19,309,636	5.38%	20.00%
Land Acquisition, Development & Commercial Const.	$ 21,015,506	5.86%	10.00%
Commercial	$ 47,267,312	13.17%	30.00%
Residential Construction	$ 7,470,733	2.08%	10.00%
Residential Mortgage	$107,693,900	29.99%	40.00%

REPOSSESSED REAL PROPERTY:

The book value of repossessed real property held by Bancshares at December 31, 2003 was $535 thousand. Repossessed real property at the end of December 31, 2002 and 2001 was $1.7 million. Foreclosed properties have been listed with local realtors and a plan to market those properties is in place.

Loan Administration sets policy guidelines approved by the Board of Directors regarding portfolio diversification and underwriting standards. Loan policy also includes board approved guidelines for collateralization, loans in excess of loan to value limits, maximum loan amount, maximum maturity and amortization period for each loan type. Policy guidelines for loan to value ratios and maturities related to various collateral are as follows:

Collateral	Max. Amortization	Max. LTV
Real Estate	Various (see discussion)	Various (see discussion)
Equipment	5 Years	75%
Inventory	5 Years	50%
A/R	5 Years	75%
Livestock	5 Years	80%
Crops	1 Year	50%
*Securities	10 Years	75% (Listed)
		50% (Unlisted)

*Maximum LTV on margin stocks (stocks not listed on a national exchange) when proceeds are used to purchase or carry same, shall be 50%.

Diversification of the real estate portfolio is a necessary and desirable goal of the real estate loan policy. In order to achieve and maintain a prudent degree of diversity, given the composition of the market area and the general economic state of the market area, Bancshares will strive to maintain a real estate loan portfolio diversification.

It is the policy of Bancshares's that no real estate loan will be made (except in accordance with the provisions for certain loans in excess of supervisory limits provided for hereinafter) that exceed the loan-to-value percentage limitations ("LTV limits") designated by category as follows:

Loan Category	LTV Limit
Raw Land	65%
Land Development or Farmland	75%
Construction:	
Commercial, multi-family, and other non-residential	80%
1-to-4 family residential	80%
Improved Property	80%
Owner-occupied 1-to-4 family and home equity	80%

Multi-family construction loans include loans secured by cooperatives and condominiums. Owner-occupied 1-to-4 family and home equity loans which equal or exceed 80% LTV at origination must have either private mortgage insurance or other readily marketable collateral pledged in support of the credit.

On occasion, the Loan Committee may entertain and approve a request to lend sums in excess of the LTV limits as established by policy, provided that:

- The request is fully documented to support the fact that other credit factors justify the approval of that particular loan as an exception to the LTV limit;
- The loan, if approved, is designated in the Bank's records and reported as an aggregate number with all other such loans approved by the full Board of Directors on at least a quarterly basis;
- The aggregate total of all loans so approved, including the extension of credit then under consideration, shall not exceed 65% of the Bank's total capital; and
- Provided further that the aggregate portion of these loans in excess of the LTV limits that are classified as commercial, agricultural, multi-family or non-1-to-4 family residential property shall not exceed 30% of the Bank's total capital.

Amortization Schedules: Every loan must have a documented repayment arrangement. While reasonable flexibility is necessary to meet the credit needs of customers, in general all loans should be repaid within the following time frames:

Loan Category	Amortized Period
Raw Land	10 years
Construction:	
Commercial, multi-family, and other non-residential	20 years
1-to-4 family residential	20 years
Improved Property Farmland	20 years
Owner-occupied 1-to-4 family and home equity	20 years

The average yield on loans of the subsidiary banks for the years indicated are as follows:

2003 – 7.17%
2002 – 7.93%
2001 – 9.22%
2000 – 9.57%
1999 – 9.10%

The aggregate amount of unused guarantees, commitments to extend credit and standby letters of credit was approximately $92 million at year end. Other information in reference to commitments and standby letter of credits is included in Note 18 of the financial statements.

LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES

	Due in one year or less	Due after one year but within five years	Due after five years
		(in thousands)	
Real Estate	$ 83,832	$ 199,066	$ 90,704
Commercial, Financial and Agricultural	$ 37,561	$ 29,218	$ 9,544
All Other Loans	$ 10,610	$ 27,041	$ 531
TOTALS	$ 132,003	$ 252,928	$ 103,176

Loans with Maturities After One Year for which:

	(in thousands)
Interest Rates are Fixed or Predetermined	$ 239,059
Interest Rates are Floating or Adjustable	$ 117,045

The degree of interest rate risk to which a bank is subjected can be controlled through a well managed asset/liability management program. Bancshares' controls interest rate risk by matching assets and liabilities, better explained by employing interest-sensitive funds in assets that are also interest sensitive. Bancshares' is asset sensitive since assets reprice at a much faster rate than liabilities. This means that in a rising rate environment of one to two percent net income would improve, while a flat rate or a lower rate environment would result in diluted interest rate margins and net income. In recent years the interest rate environment as well as competitive pricing strategies of Bancshares' competition has resulted in a transition in the loan portfolio from primary floating or adjustable rates to a more predetermined or fixed rate portfolio. Fifty one percent of average loans within the loan portfolio will re-price either immediately with a change in interest rates or within 12 months, while $239 million or 49% of average outstanding loans will mature after one year, but within five years. Only $103 million or approximately 21% of average outstanding loans bear maturities of greater than five years.

NON-PERFORMING LOANS
Non-accrual, Restructured and Past Due Loans and Foreclosed Properties

	December 31 *(in thousands)*				
	2003	2002	2001	2000	1999
Non-accrual Loans	$ 1,174	$ 2,216	$ 1,600	$ 1,389	$ 500
Restructured Loans	0	0	0	0	0
Foreclosed Property					
Other Real Estate,	535	1,730	1,730	318	390
Other Repossessed Assets	0	0	0	0	0
Loans and leases 90 days					
Past due and still accruing interest	223	1,701	1,228	1,621	335
Total Non-performing Assets	$ 1,932	$ 5,698	$ 4,558	$ 1,939	$ 12,225
Non-performing assets as a percent of loans and leases plus foreclosed property at end of year	.39%	1.24%	1.23%	.56%	.37%
Allowance as a percent of:					
Non-performing assets	316.97%	99.21%	88.08%	194.06%	303.51%
Gross Loans	1.25%	1.24%	1.08%	1.10%	1.14%
Addition to Reserve as a percent of Net Charge-Offs	237.80%	179.00%	118.10%	103.29%	59.30%
Loans and leases 90 days past due as a percent of loans and leases at year end	.04%	.37%	.33%	.47%	.10%
Recoveries as a percent of Gross Charge-Offs	55.38%	51.34%	30.98%	19.69%	27.92%

Non-performing assets consist of non-accrual loans, restructured loans, foreclosed properties, and loans and leases 90 days past due and still accruing interest. Non performing loans as a percent of total loan portfolio at December 31, 2003, December 31, 2002, and December 31, 2001 were $1.9 million or .39%, $5.7 million or 1.25%, and $4.6 million or 1.23% of loans. Loans and leases 90 days past due and still accruing interest total $223 thousand compared to $1.7 million at 12/31/02 and $1.2 million at 12/31/01. The allowance for loan loss as a percent of non-performing assets was 317%, 99%, 88% as of December 31, 2003, 2002, 2001. The allowance as a percent of gross loans for the same time periods was 1.25%, 1.24%, and 1.08%. Continued improvements reflected in the financial ratios are indicative of well communicated loan policies and procedures. Categorization of a loan as non-performing is not in itself a reliable indicator of potential loan loss. The policy states that the bank shall not accrue interest or discount on (1) any asset which is maintained on a cash basis because of deterioration in the financial position of the borrower, (2) any asset for which payment-in-full of interest or principal is not expected, or (3) any asset upon which principal or interest has been in default for a period of 90 days or more unless it is both well secured and in the process of collection. For purposes of applying the 90 day due test for the non-accrual of interest discussed above, the date on which an asset reaches non-accrual status is determined by its contractual term. A debt is well secured if it is secured (1) by collateral in the form of liens or pledges or real or personal property, including securities that have a realizable value sufficient to discharge the debt (including accrued interest) in full, considered to be proceeding in due course either through legal action, including judgement enforcement procedures, or, in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status. Loans that represent a potential loss are adequately reserved for in the provision for loan losses.

Interest income on loans is recorded on an accrual basis. The accrual of interest is discontinued on all loans, except consumer loans, which become 90 days past due, unless the loan is well secured and in the process of collection. Consumer loans which become past due 90 to 120 days are charged to the allowance for loan losses. The gross interest income that would have been recorded for the twelve months ending December 31, 2003 if all loans reported as non-accrual had been current in accordance with their original terms and had been outstanding throughout the period is $84,000. Interest income on loans reported as ninety days past due and on interest accrual status was $16,000 for 2003. Loans on which terms have been modified to provide for a reduction of either principal or interest as a result of deterioration in the financial position of the borrower are considered to be "Restructured Loans". Bancshares has no Restructured Loans for the period being reported.

Certain loans contained on the Internal Problem Loan List are not included in the listing of non-accrual, past due or restructured loans. Management is confident that, although certain of these loans may pose credit problems, any potential for loss has been provided for by specific allocations to the Loan Loss Reserve Account. Loan officers are required to develop a "Plan of Action" for each problem loan within their portfolio. Adherence to each established plan is monitored by Loan Administration and re-evaluated at regular intervals for effectiveness.

LOAN LOSS EXPERIENCE & RESERVE FOR LOAN LOSSES

(in thousands)

	2003	2002	2001	2000	1999
Average Net Loans Outstanding	$ 411,890	$ 359,296	$330,468	$ 323,047	$259,416
Balance of Reserve for Loan Losses at Beginning of Period	$ 5,653	$ 4,015	$ 3,763	$ 3,718	$ 3,496
Loan Charge-Offs	$ (919)	$ (1,743)	$ (2,017)	$ (1,701)	$ (1,214)
Recovery of Loans Previously Charged Off	$ 509	$ 895	$ 625	$ 335	$ 339
Net Loans Charged Off	$ (410)	$ (848)	$ (1,392)	$ 1,366	$ (875)
Additions to Reserve Charged to Expense	$ 975	$ 1,518	$ 1,644	$ 1,411	$ 720
Changes Incident to Mergers*	$ (94)	$ 968	$ 0	$ 0	$ 377
Balance at End of Period	$ 6,124	$ 5,653	$ 4,015	3,763	$ 3,718
Ratio of Net Charge-Offs to Average Net Loans Outstanding	.08%	.20%	.38%	.40%	.28%

*The preceding table summarizes activity posted to the Loan Loss Reserve Account for the past five years. The summary includes the average net loans outstanding; changes in the reserve for loan losses arising from loans charged off and recoveries on loans previously charged off; additions to the reserve which have been charged to operating expenses; and the ratio of net loans charged off to average loans outstanding. Changes to the Reserve Account for the year just ended consisted of (1)Loans charged off of $919 thousand(2) Recovery of loans previously charged off $509 thousand and (3) Additions to reserves totaling $975 thousand. This compares to charge offs of $1.7 million, recoveries of $895 thousand and additions to reserve from current earnings of $1.6 million in 2002. For the year ending December 2001 charge-offs were $2 million, recoveries of $625 thousand and additions to reserves of $1.6 million.

An analysis of the allocation of the allowance for Loan Losses is made on a fiscal quarter at the end of the month, (February, May, August, and November) and reported to the board at its meeting immediately preceding quarter-end. Requirements of FASB 114 & 118 have been incorporated into the policy for Accounting by Creditor for impairment of a loan.

A loan is impaired when it is probable that a creditor will be unable to collect all amounts due of principal and interest according to the original contractional terms of the loan. Impairment means: (1) Impairment of a loan shall exist when the present value of expected future cash flows discounted at the loans effective interest rate impede full collection of the contract; and (2) Fair Value of the collateral, if the loan is collateral dependent, indicates unexpected collection of full contract value. The impairment decision will be reported to the Board of Directors and other appropriate regulatory agencies as specified in FASB 114 and 118. Bancshares' will continue to follow regulatory guidelines for income recognition for purposes of generally accepted accounting principles, as well as regulatory accounting principles.

An annual review of the loan portfolio to identify the risks will cover a minimum of 70% of the gross portfolio less installment loans. In addition, any single note or series of notes directly or indirectly related to one borrower which equals 25% of the bank's legal lending limit will be included in the review automatically.

In order to predict probable losses on loans, our allowance determination policy reflects historical losses on pools of loans and the relationship to actual previously predicted losses. If significant differences are evident, then justification is addressed. If probable losses are detected then appropriate assets are identified as impaired, they will be analyzed, and specific allocations funded in order to avoid extraordinary charges to reserve. It is incumbent upon loan administration to ensure that assets are graded for quality in a timely manner and appropriate reserves maintained, based on internal analysis. Local trends in sales tax receipts, unemployment, and economic development are assessed quarterly and adjustments made to allowance based on upward or downward trends to these elements. National economic conditions are monitored but direct a much lesser impact on allowance determination.

For analysis purposes, the loan portfolio is separated into four classifications:

1. Pass - Loans that have been reviewed and graded high quality or no major deficiencies.
2. Watch - Loans which, because of unusual circumstances, need to be supervised with slightly more attention than is common.
3. Problem - Loans which require additional collection efforts to liquidate both principal and interest.
4. Specific Allocation - Loans, in total or in part, in which a future loss is possible.

Examples of factors taken into consideration during the review are: Industry or geographic economic problems, sale of business, change of or disagreement among management, unusual growth or expansion of the business, past due status of either principal or interest for 90 days, placed on non-accrual or renegotiated status, declining financial condition, adverse change in personal life, frequent overdrafts, lack of cooperation by borrower, decline in marketability or market value of collateral, insufficient cash flow, and inadequate collateral values.

Identification of impaired loans from non-performing assets as well as bankrupt and doubtful loans is paramount to the reserve analysis. Special allocations shall support loans found to be collateral or interest cash flow deficient. In addition an allowance shall be determined for pools of loans including all other criticized assets as well as small homogeneous loans managed by delinquency. In no circumstance shall the reserve fall below 1% of total loans less government guarantees. The following is a sample of information analyzed quarterly to determine the allowance for loan losses.

Loan Portfolio Analysis Composition of Loans

Accounting for adjustments to the value of Other Real Estate when recorded subsequent to foreclosure is accomplished on the basis of an independent appraisal. The asset is recorded at the lesser of its appraised value or the loan balance. Any reduction in value is charged to the allowance for possible loan losses. All other real estate parcels are appraised annually and the carrying value is adjusted to reflect the decline, if any, in its realizable value. Such adjustments are charged directly to expense.

Management estimates the approximate amount of charge-offs for the 12 month period ending December 31, 2003 to be as follows:

Domestic	Amount
Commercial, Financial & Agricultural	$350,000
Real Estate-Construction	0
Real Estate-Mortgage	350,000
Installment Loans to individuals & credit cards	200,000
Lease financing	0
Total	$900,000

The following table will identify charge-offs by category for the periods ending December 31 as indicated:

	Year Ending December 31 *(in thousands)* 2003	2002	2001	2000
Charge-offs:				
Domestic:				
Commercial, Financial & Agricultural	$ 139	$ 188	$ 1,537	$ 761
Real Estate-Construction	0	0	0	0
Real Estate-Mortgage	398	803	480	340
Installment Loans to individuals & credit cards	382	752	795	600
Lease financing	0	0	0	0
Total	$ 919	$1,743	$ 2,017	$ 1,701
Recoveries:				
Domestic:				
Commercial, Financial & Agricultural	142	$ 91	$ 336	$ 52
Real Estate-Construction	0	0	0	0
Real Estate-Mortgage	237	565	95	39
Installment Loans to individuals & credit cards	130	239	194	244
Lease financing	0	0	0	0
Total	$ 509	$ 895	$ 625	$ 335
Net Charge-offs	$ (410)	$ (848)	$ 1,392	$(1,366)

COMPOSITION OF INVESTMENT SECURITIES

December 31
(in thousands)

	2003	2002	2001	2000	1999
U. S. Treasury & Government Agencies	$102,117	$101,415	$ 74,335	$ 82,707	$ 83,372
State & Political Subdivisions	$ 38,719	$ 35,906	$ 17,798	$ 13,959	$ 12,515
All Others	$ 8,844	$ 5,551	$ 12,141	$ 6,428	$ 3,250
TOTALS	$149,680	$142,872	$104,274	$103,094	$ 99,137

MATURITY AND YIELD ON SECURITIES - DECEMBER 31, 2003

(in thousands)

	Maturing Within One Year		Maturing After One Year Within Five Years		Maturing After Five Years Within Ten Years		Maturing After Ten Years		
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	TOTALS
U. S. Treasury and Government Agencies	$ 9,525	3.36%	$ 89,960	3.31%	$ 1,746	4.09%	$ 940	3.47%	$102,117
State and Political Subdivisions*	$ 1,211	6.41%	$ 9,365	4.60%	$19,537	6.96%	$17,606	6.96%	$ 38,719
All Others	$ 510	1.76%	$ 1,832	6.61%	$ 0	0%	$ 6,502	5.62%	$ 8,844
TOTALS	$11,246	3.61%	$101,103	3.49%	$12,283	6.54%	$25,048	6.48%	$149,680

*Yields on tax free investments are stated herein on a taxable equivalent basis.

HELD TO MATURITY & AVAILABLE FOR SALE SECURITIES - DECEMBER 31, 2003

(in thousands)

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury Securities (2,3)	$ 0	$ 0	$ 552	$ 558
U.S. Government Agency and Corporation Obligations	$ 0	$ 0	$101,450	$101,559
Securities issued by states & political subdivisions in the U.S.:				
Taxable Securities	$ 0	$ 0	$ 0	$ 0
Tax-exempt Securities	$ 825	$ 861	$ 35,547	$ 37,894
U. S. Securities:				
Other Debt Securities	$ 0	$ 0	$ 6,739	$ 7,193
Equity Securities (1) (Including Federal Reserve Stock)	$ 0	$ 0	$ 1,829	$ 1,651
Foreign Securities:				
Debt Securities	$ 0	$ 0	$ 0	$ 0
Total	$ 825	$ 861	$146,117	$148,855

(1) Includes equity securities without readily determinable fair values at historical cost.
(2) Includes Small Business Administration "Guaranteed Loan Pool Certificates," U.S. Maritime Administration obligations, and Export-Import Bank participation certificates.
(3) Includes obligations (other than pass-through securities, CMOs, and REMICs) issued by the Farm Credit System, the Federal Home Loan Bank System, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Financing Corporation, Resolution Funding Corporation, the Student Loan Marketing Association, and the Tennessee Valley Authority.

Objectives of the investment portfolio management are to provide safety of principal, adequate liquidity, insulate GAAP capital against excessive changes in market value, insulate earnings from excessive change, and optimize investment performance. Investments also serve as collateral for government, public funds, and large deposit accounts that exceed Federal Deposit Insured limits. Pledged investments at year-end totaled $103 million. Total investments at December 31, 2003, 2002 and 2001 were $150 million,$143 million, and 104 million. Maturities within one year were 11 million or 8% of portfolio compared to 27% or $39 million in 2002. Remaining investment maturities are $138 million or 92% of the portfolio in the year 2003, compared to $104 million or 73% of the portfolio in year 2002. The average life, maturity and yield of the investments were 4.43 years, 5.75 years, and 4.42 years respectively. A review of peer data indicates the portfolio yield is less than peers as a result of above average maturities, pay downs, and calls occurring in years 2003 and 2002.

Principally to reduce our state excise tax expense, we placed our investment portfolios in Nevada Incorporated during 2000. Nevada III and IV were formed in 2002 to house investments of the newly acquired Munford Union Bank. Annual savings in 2002 and 2001 resulting from the formation of these corporations, net of management fees exceeded $300 thousand. A change in interpretation of Tennessee Excise Tax law in second quarter 2003, retroactive to January 1, 2003 resulted in a negative impact to Bancshares earnings of over $300,000 in 2003. Nevada III and IV were dissolved with the merger of Munford Union to First Citizens National Bank. The banks' investment portfolios are managed through a portfolio advisory agreement with FTN Financial.

Bancshares' investment strategy is to classify most of the portfolio as available for sale, which are carried on the balance sheet at fair market value. Classification of available for sale investments allows flexibility to actively manage the portfolio under various market conditions. Bancshares does not use the trading account. Callable U. S. Agencies investments called in 2001 totaled approximately 50% of the bond portfolio. The called investment amounts were reinvested into mortgage backed agencies with very defined traunches and predictable characteristics. These investments also carry an average life of less than 5 years. U. S. Treasuries and Agencies account for 71% of the investment portfolio with mortgage related investments comprising the largest percentage of this category and 50% of total portfolio. Precisely defined mortgage related investments produce consistent cash flows and enable the Company to defend against rising interest rates. Called agency volumes had a material affect on improvement noted in the Banks' liquidity position in 2001. Year 2002 reflects above average maturities, pay-downs and calls in the investment portfolio, but significantly below 2001 volumes. Flow of funds reflected on the statement of cash flows indicates net loan growth $14.3 million while investment purchases increased $87.9 million. Economic conditions caused a material slowdown in loan growth creating an excess flow of funds into the investment portfolio during 2003.

We also purchased certain derivative financial instruments as described in note 2 to the consolidated financial statements, primarily to hedge interest rate fluctuations.

Gains/Losses reflected in year-end income statements attributable to trading account securities for the five year period ending 12/31/03 are zero.

The following table allocates by category unrealized Gains/Losses within the total portfolio as of December 31, 2003 (in thousands):

	Unrealized Gains	Unrealized Losses	Unrealized Net
U.S. Treasury Securities and Obligations of U.S. Government Agencies and Corporations	$ 406	$ 537	$ (131)
Obligations of States And Political Subdivisions	$ 2,418	$ 35	$ 2,383
All Others	$ 470	$ 27	$ 443
TOTALS	$ 3,294	$ 599	$ 2,695

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by this Item is incorporated herein by reference to the "Interest Rate Risk Management" subsection 2, 18 & 19 to the Consolidated Financial Statements.

Aggregate Contractual Obligations and Off Balance Sheet Arrangements

Contractual Obligations

	Total	< 1 Year	1-3 Years	3-5 Years	>5 years
Long Term Debt	83,314	600	1,200	1,200	80,314
Capital Lease Obligations	0	0	0	0	0
Operating Leases	336	112	224	0	0
Purchase Obligations	0	0	0	0	0
Other Long Term Liabilities	0	0	0	0	0
Total	83,650	712	1,424	1,200	80,314

Off Balance Sheet Arrangements

First Citizens does not materially engage in off balance sheet activities and does not anticipate material changes in volume going forward.

Note 2 of the financials reflects the only derivative of the company. The amount of the derivative is $1.5 million compared to the balance sheet of $726 million or .20%.

Notes 14 through 18 reflect long term obligations and off balance sheet risk.

LIQUIDITY AND INTEREST RATE SENSITIVITY

Liquidity is managed in a manner to ensure the availability of ample funding to satisfy loan demand, fund investment opportunities, and large deposit withdrawals. The primary funding sources for Bancshares includes customer core deposits, Federal Home Loan Bank borrowings, as well as correspondent bank and other borrowings. Customer based sources accounted for 83.12 percent of funding for the current year versus 82.78 percent for the prior year. Borrowed funds from the Federal Home Loan Bank amounted to l0.32 percent ($69 million) of total funding for 2003 compared to 10.67 percent in 2002 and 12.29% in 2001. The Federal Home Loan Bank line of credit is $117 million, with $40 million available at year-end. As of December 31, 2002, First Citizens held $20 million in short term Certificates of Deposit from the State of Tennessee. At year-end 2003, First Citizens held $15 million in brokered Certificates of Deposit, representing 2.62% of total deposits. This compares to $9.9 million or 1.87% of total deposits for year 2002.

Bancshares' liquidity position improved dramatically in 2002, the result of called investments, above average deposit growth and soft loan demand. Consumers moving dollars into insured investments and away from equities and mutual funds supported deposit growth in 2003 and 2002. The end result of above average deposit growth coupled with slow loan demand is the investment of excess funds into Federal Funds Sold, earning an average overnight rate of 1.50%. This places stress on earnings and pressure on net interest margins. Bancshares liquidity position is further strengthened by ready access to a diversified base of wholesale borrowings which include lines of credit with the Federal Home Loan Bank, FTN Financial, Brokered CD's and others. Banchsares has a line of credit for $13 million earmarked for acquisitions and other financial needs of the holding company. Bancshares has $8.9 million outstanding as of year end 03, of which $622 thousand is applicable to Capital Assets, Inc. Bancshares has a crisis contingency liquidity plan to defend against any material downturn in the liquidity position.

When evaluating liquidity, comparison is made between funding needs and the current level of liquidity, plus liquidity that would likely be available from other sources. This comparison should determine whether funds management practices are adequate. Management should be able to manage unplanned changes in funding sources, as well as react to changes in market conditions that could hinder the bank's ability to quickly liquidate assets with minimal loss. Funds management practices should ensure that Bancshares does not maintain liquidity by paying up for funds or by relying unduly on wholesale or credit-sensitive funding sources. Office of the Comptroller of the Currency has established benchmarks to be used for guidelines in managing liquidity.

The following areas are considered liquidity Red Flags:

- *Significant increases in reliance on wholesale funding.*
- Significant increases in large certificates of deposit, brokered deposits, or deposits with interest rates higher than the market.
- Mismatched funding – funding long-term assets with short-term liabilities or short-term assets with long-term liabilities.
- Significant increases in borrowings.
- Significant increases in dependence on funding sources other than core deposits.
- Reduction in borrowing lines by correspondent banks.
- Increases in cost of funds.
- Declines in levels of core deposits.
- Significant decreases in short-term investments.

Liquidity is an ongoing concern of the Company's Asset/Liability Committee, which continues to seek alternative funding sources that are conducive to our net interest margin strategies. The following table reflects Bancshares position as of December 31, 2003 in comparison to the OCC Liquidity Benchmarks.

	OCC Liquidity Benchmark	Actual 12/31/03	Actual 12/31/02
Short Term Liabilities/Total Assets >	20%	15.63%	16.70%
On Hand Liquidity to Total Liabilities <	8%	11.05%	9.38%
Loan to Deposits <	80%	86.94%	90.34%
Wholesale Funds/Total Sources >	15%	14.92%	17.34%
Non Core Funding Dependence >	20%	59.29%	47.89%

There are no known trends or uncertainties that are likely to have a material affect on Bancshares' liquidity or capital resources. There currently exists no recommendations by regulatory authorities which if implemented, would have such an affect. There are no matters of which management is aware that have not been disclosed.

Interest rate sensitivity varies with different types of interest earning assets and interest-bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the prime rate are much more sensitive than long-term investment securities and fixed rate loans. The shorter term interest sensitive assets and liabilities are the key to measurement of the interest sensitivity gap. Minimizing this gap is a continual challenge and a primary objective of the asset/liability management program.

The following condensed gap report provides an analysis of interest rate sensitivity of earning assets and costing liabilities. Interest rate risk is separated and analyzed according to the following categories of risk: (1) re-pricing (2) yield curve (3) option risk (4) price risk and (5) basis risk. Trading assets are utilized infrequently and are addressed in the investment policy. Any unfavorable trends reflected in interest rate margins will cause an immediate adjustment to the banks gap position or asset/liability management strategies. The following data schedule reflects a summary of Bancshares' interest rate risk using simulations. The projected 12 month exposure is based on 5 different rate movements (flat, rising, or declining). Three different rate scenarios were used for rising rates since Bancshares is asset sensitive. In a rising rate cycle, non-maturity deposits will not re-price until a 250 or 300 basis point rise takes place. In a declining rate cycle, non-maturity deposits will re-price with market conditions until deposits hit a floor position.

Interest Rate Risk

	December 2003 *(in thousands)*					
Tier Capital	$43,531					
Projected 12 Month Exposure Net Interest Income Levels	Rate Moves In Basis Pts	Current Position	Possible Scenarios	Variance	% of Net Int Income	Policy Standard
Declining 2	(200)	24,242	21,354	2,888	(11.91%)	20%
Declining 1	(100)	24,242	23,692	($550)	2.27%	10.00%
Most Likely-Base	0	24,242	24,242	0	0.00%	0.00%
Rising 1	100	24,242	25,708	$ 1,466	6.05%	(10.00%)
Rising 2	200	24,242	25,005	763	3.15%	(25.00%)

Notes

Net interest income as presented in the preceding table assumes that interest rates would change immediately within the total portfolio, a scenario which would reflect a worst case position and is unlikely to happen. A revised investment management strategy approved by the Board in 2000 will spread the call feature on investments and borrowings over a time period sufficient to minimize the impact of interest rate changes to the income statement. This will avoid a repeat of the situation which occurred in 2000, when numerous calls were made on both investments and borrowings and negatively impacted net interest margins.

Bancshares has implemented multiple strategies to reduce interest rate risk: extended Federal Home Loan Bank borrowings, shortened the re-pricing date of loans, implemented an interest rate swap that gave the company ($1.5 million) a variable rate income stream, and increased investments in mortgage back investments that enables the company to have constant cash inflows.

CONDENSED GAP REPORT
CURRENT BALANCES

12/31/03
(in thousands)

	VARIABLE BALANCE	<3 MON BAL	3-12 MONTHS BAL	1-3 YEARS BAL	3-5 YEARS BAL	5-10 YEARS BAL	10+ BAL	NON SENSITIVE BAL	TOTAL
Assets:									
Total Cash and Due From	0	0	0	0	0	0	0	17,500	17,500
Total Investments	0	8,449	15,765	55,764	32,229	33,092	6,597	2,695	154,591
Total Fed Funds Sold	0	16,777	0	0	0	0	0	0	16,777
Total Net Loans	159,044	133,758	118,555	62,639	12,786	1,221	104	(6,124)	481,983
Total Other Assets	0	0	0	0	0	0	0	55,253	55,253
Total Assets	159,044	158,984	134,320	118,403	45,015	34,313	6,701	69,324	726,104
Liabilities:									
Total Demand	0	0	0	0	0	0	0	68,031	68,031
Total Savings	63,836	0	27,246	47,487	20,240	20,240	0	0	179,049
Total Time	0	94,409	131,924	53,348	32,166	1,683	0	0	313,530
Total Deposits	63,836	94,409	159,170	100,835	52,406	21,923	0	68,031	560,610
Total Borrowings	25,921	3,177	5,413	483	8,145	59,856	0	0	102,995
Other Liabilities	0	0	0	0	0	0	0	4,553	4,553
Total Other Liabilities	25,921	3,177	5,413	483	8,145	59,856	0	4,553	107,548
Total Liabilities	89,757	97,586	164,583	101,318	60,551	81,779	0	72,584	668,158
Total Equity	0	0	0	0	0	0	0	57,946	57,946
Total Liability/Equity	89,757	97,586	164,583	101,318	60,551	81,779	0	130,530	726,104
Period Gap	69,287	61,398	(30,263)	17,085	(15,536)	(47,466)	6,701	(61,206)	0
Cumulative Gap	69,287	130,685	100,422	117,507	101,971	54,505	61,206	0	0
RSA/RSL	177.19%	162.92%	81.61%	116.86%	74.34%	41.96%	0%	53.11%	0%

NOTES TO THE GAP REPORT

1.The gap report reflects the interest sensitivity positions during a flat rate environment. Time frames could change depending on whether rates rise or fall.

2. Re-pricing over-rides maturities in various time frames.

3. Demand deposits, considered to be core, are placed in the last time frame due to lack of interest sensitivity.

4. Savings accounts, also considered core, are split into time frames greater than 12 months. In a flat rate environment, saving accounts tend not to re-price or liquidate and become price sensitive only after a major increase in the 6 month CD rate. These accounts are placed in this category instead of the variable position due to history and characteristics.

5. Simulations will be utilized to reflect the impact of multiple rate scenarios on net interest income. Decisions should be made that increase net interest income, while always considering the impact on interest rate risk. Overall, the bank will manage the gap between rate sensitive assets and rate sensitive liabilities to expand and contract with the rate cycle phase. The bank's Asset/Liability Committee will attempt to improve net interest income through volume increases and better pricing techniques. Long term fixed rate positions will be held to a minimum by increasing variable rate loans. The over 5 year fixed rate loans should be held to less than 25% of assets, unless they are funded with Federal Home Loan Bank matched funds. These maximum limits are the high points and the ALCO will strive to keep the amount below this point.

Subsidiaries as well as the Parent Company will adhere to providing above average margins and reviewing the various material risks. New products and services will be reviewed for risk by the Product Development Committee.

6. Bancshares could benefit from a steady rate increase. If interest rates rise rapidly, net interest income could be adversely impacted. First Citizens' Liquidity could be negatively impacted should interest rates drop prompting an increase in loan demand. Adequate lines of credit are available to handle liquidity needs should this occur.

RETURN ON EQUITY AND ASSETS

FIRST CITIZENS BANCSHARES, INC.

	2003	2002	2001	2000	1999
Percentage of Net Income to:					
Average Total Assets	1.09%	1.27%	1.10%	.95%	1.22%
Average Shareholders Equity	13.88%	15.05%	11.91%	10.16%	13.27%
Percentage of Dividends Declared To Net Income	50.49%	48.66%	64.31%	81.09%	58.51%
Percentage of Avg. Equity to average assets	7.91%	8.43%	9.29%	9.26%	9.24%

Total Capital (excluding Reserve for Loan Losses) as a percentage of total assets is presented in the following table for years indicated:

CAPITAL RESOURCES/TOTAL ASSETS - YEAR-END TOTALS
FIRST CITIZENS BANCSHARES, INC.

2003	2002	2001	2000	1999
7.98%	7.86%	9.25%	9.35%	9.24%

Total capital as of December 31, 2003 was $58 million, an increase of 5.45% when compared to the ending balance for the prior year of $55 million. Total capital as of December 31, 2001 was $50 million. Growth in capital during 2003 was supported by undistributed net income and adjustments to capital resulting from increases in market value within the Available for Sale segment of the investment portfolio. Adjustments to capital resulting from changes in market value, quantified as comprehensive income, are made quarterly. Bancshares has historically maintained capital in excess of minimum levels established by regulation and reflects continuous improvement when comparing previous years. The risk based capital ratio of 11.14 percent at December 31, 2003 was significantly in excess of the 8 percent mandated by regulation, and slightly higher than the 10.92% percent at year-end 2002. The acquisition of Munford Union Bank in 2002 utilized $5 million of existing capital. The acquisition was accomplished through purchase accounting with no stock issuance and is in keeping with the strategic objective of leveraging Bancshares' capital through growth in assets. Total capital as a percentage of total assets was 7.98%, 7.86% and 9.25% at December 31, 2003, 2002 and 2001.

Risk-based capital focuses primarily on broad categories of credit risk and incorporates elements of transfer, interest rate and market risks. The calculation of risk-based capital ratio is accomplished by dividing qualifying capital by weighted risk assets. The minimum risk-based capital ratio is 8.00%. At least one-half or 4.00% must consist of core capital (Tier 1), and the remaining 4.00% may be in the form of core (Tier 1) or supplemental capital (Tier 2). Tier 1 capital/core capital consists of common stockholders equity, qualified perpetual preferred stock and minority interests in consolidated subsidiaries. Tier 2 capital/supplementary capital consists of the allowance for loan and lease losses, perpetual preferred stock, term subordinated debt, and other debt and stock instru ments.

The dividend pay-out ratio is 50.49% for the current period compared to 48.66% percent for prior year. The projected pay-out ratio for 2004 is in the range of 47-50 percent. Dividend payout for Southeast Bank Group for 2003 was 36.62%. The dividend yield in 2003 assuming a $27.50 market price is 3.92% compared to 3.78 percent in 2002. The dividend yield is well in excess of the Southeast Bank Group peer average of 2.50 percent compared to 2.86 percent last year. As of year end 2003 there is approximately $7.9 million of retained earnings available for the payment of future dividends from Banchares to First Citizens National Bank. Banking regulations maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. These restrictions pose no practical limit on the ability of the bank or bank holding company to pay dividends at historical levels. The Board of Bancshares approved a five-year stock repurchase program in 2001, which provides for the repurchase of up to $1 million in company stock per year. This program has resulted in the accumulation of 61,825 shares of Treasury Stock. The weighted average cost basis of Treasury Shares is $23.52. In recent periods, management has determined to not seek shares to repurchase, encouraging interested buyers to deal directly with those shareholders wishing to sell.

CARMICHAEL, DUNN, CRESWELL & SPARKS PLLC

Certified Public Accountants

185 N. Church Avenue
Post Office Box 574
Dyersburg, TN 38024
731-285-7900 phone
731-285-6221 fax
http://www.cpainfo.net

American Institute of Certified Public Accountants
Tennessee Society of Certified Public Accountants
Private Companies Practice Section – AICPA

Dyersburg, Tennessee
Alamo, Tennessee
Fulton, Kentucky
Henderson, Tennessee
Jackson, Tennessee
Martin, Tennessee
McKenzie, Tennessee
Paris, Tennessee
Trenton, Tennessee
Union City, Tennessee

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Bancshares, Inc.
Dyersburg, Tennessee 38024

We have audited the accompanying consolidated balance sheets of First Citizens Bancshares, Inc., and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Bancshares, Inc., and its subsidiaries as of December 31, 2003 and 2002, and their results of operations and cash flows for the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Carmichael, Dunn, Creswell & Sparks PLLC

Dyersburg, Tennessee
February 5, 2004

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
	(In thousands)	
ASSETS		
Cash and due from banks	$ 17,500	$ 21,290
Federal funds sold	16,777	26,393
Investment securities		
Securities held-to-maturity (fair value of $861 at December 31, 2003 and $1,235 at December 31, 2002)	825	1,190
Securities available-for-sale, at fair value	148,855	141,682
Loans (net of unearned income of $120 in 2003 and $1,473 in 2002)	488,107	453,480
Less: Allowance for loan losses	6,124	5,653
Net Loans	481,983	447,827
Stock in Federal Reserve Bank and Federal Home Loan Bank	4,911	3,914
Premises and equipment, net	21,738	17,866
Accrued interest receivable	4,160	4,603
Goodwill	12,218	12,417
Other intangible assets	711	844
Other assets	16,426	16,172
TOTAL ASSETS	$ 726,104	$ 694,198
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Demand	$ 68,031	$ 61,535
Time	313,531	312,885
Savings	179,048	157,222
Total Deposits	560,610	531,642
Securities sold under agreement to repurchase	19,681	18,444
Long-term debt	83,314	83,881
Other liabilities	4,553	5,630
Total Liabilities	668,158	639,597
Stockholders' Equity		
Common stock, no par value		
Shares authorized - 10,000,000; issued - 3,717,593 in 2003 and 2002	3,718	3,718
Surplus	15,331	15,299
Retained earnings	39,043	35,174
Accumulated other comprehensive income	1,308	1,681
Less treasury stock, at cost - 61,825 shares in 2003 and 56,357 shares in 2002	(1,454)	(1,271)
Total Stockholders' Equity	57,946	54,601
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 726,104	$ 694,198

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

December 31, 2003, 2002 and 2001

	2003	2002	2001
	(In thousands except per share data)		
Interest Income			
Interest and fees on loans	$ 34,055	$ 32,698	$ 33,147
Interest and dividends on investment securities:			
Taxable	3,383	4,407	4,640
Tax-exempt	1,635	1,333	686
Dividends	273	271	282
Other interest income	160	261	434
Total Interest Income	$ 39,506	$ 38,970	$ 39,189
Interest Expense			
Interest on deposits	9,620	10,387	15,305
Interest on long-term debt	4,140	3,844	3,184
Other interest expense	392	477	783
Total Interest Expense	14,152	14,708	19,272
Net interest income	25,354	24,262	19,917
Provision for loan losses	975	1,518	1,644
Net interest income after provision for loan losses	$ 24,379	$ 22,744	$ 18,273
Other Income			
Income from fiduciary activities	786	802	779
Service charges on deposit accounts	4,913	3,640	3,214
Brokerage fees	878	891	760
Securities gains (losses) - net	81	189	127
Other income	2,158	2,166	1,515
Total Other Income	$ 8,816	$ 7,688	$ 6,395
Other Expenses			
Salaries and employee benefits	12,553	10,846	8,912
Net occupancy expense	1,542	1,299	1,031
Depreciation	1,445	1,392	1,388
Data processing expense	828	673	532
Legal and professional fees	71	186	166
Stationery and office supplies	333	280	233
Amortization of intangibles	87	53	322
Advertising and promotions	410	319	280
Other expenses	4,857	4,287	3,841
Total Other Expenses	$ 22,126	$ 19,335	$ 16,705
Net income before income taxes	$ 11,069	$ 11,097	$ 7,963
Provision for income tax expense	3,249	3,259	2,202
Net Income	$ 7,820	$ 7,838	$ 5,761
Earnings Per Common Share:			
Net income	$ 2.14	$ 2.14	$ 1.56
Weighted average shares outstanding	3,657	3,668	3,703

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

December 31, 2003, 2002 and 2001

	2003	2002 (In thousands)	2001
Net income for year	$ 7,820	$ 7,838	$ 5,761
Other comprehensive income, net of tax			
Unrealized gains (losses) on available -for-sale securities:			
Unrealized gains (losses) arising during the period	(373)	1,118	934
Total Comprehensive Income	$ 7,447	$ 8,956	$ 6,695

Required disclosures of related tax effects allocated to each component of other comprehensive income:

	Before-tax Amount	Tax (Expense) or Benefit	Net-of-tax Amount
Year Ended December 31, 2003			
Unrealized gains (losses) on available-for-sale securities:			
Unrealized gains (losses) arising during the period	$ (521)	$ 209	$ (312)
Reclassification adjustments for gains included in net income	(101)	40	(61)
Net Unrealized Gains (Losses)	$ (622)	$ 249	$ (373)
Year Ended December 31, 2002			
Unrealized gains (losses) on available-for-sale securities:			
Unrealized gains (losses) arising during the period	$ 2,030	$ (812)	$ 1,218
Reclassification adjustments for gains included in net income	(167)	67	(100)
Net Unrealized Gains (Losses)	$ 1,863	$ (745)	$ 1,118
Year ended December 31, 2001			
Unrealized gains (losses) on available-for-sale securities:			
Unrealized gains (losses) arising during the period	$ 1,345	$ (538)	$ 807
Reclassification adjustments for losses included in net income	212	(85)	127
Net Unrealized Gains (Losses)	$ 1,557	$ (623)	$ 934

See accompanying notes to consolidated financial statements.

December 31, 2003, 2002 and 2001

(in thousands except per share data)	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Obligation of Employee Stock Ownership Plan	Total Stockholders' Equity
Balance, January 1, 2001	3,718	$ 3,718	$ 15,302	$ 29,095	$ (371)	$ (47)	$ (808)	$ 46,889
Net income, year ended December 31, 2001				5,761				5,761
Adjustment of unrealized gain (loss) on securities available-for-sale, net of applicable deferred income taxes ($623) during the year					934			934
Cash dividends paid - $1.00 per share				(3,705)				(3,705)
Treasury stock transactions - net			(4)			(874)		(878)
Principal payments - ESOP							808	808
Balance, December 31, 2001	3,718	3,718	15,298	31,151	563	(921)		$ 49,809
Net income, year ended December 31, 2002				7,838				7,838
Adjustment of unrealized gain (loss) on securities available-for-sale, net of applicable deferred income taxes ($745) during the year					1,118			1,118
Cash dividends paid - $1.04 per share				(3,815)				(3,815)
Treasury stock transactions - net			1			(350)		(349)
Balance, December 31, 2002	3,718	3,718	15,299	35,174	1,681	(1,271)	0	$ 54,601
Net income, year ended December 31, 2003				7,820				7,820
Adjustment of unrealized gain (loss) on securities available-for-sale, net of applicable deferred income taxes $249 during the year					(373)			(373)
Cash dividends paid - $1.08 per share				(3,951)				(3,951)
Treasury stock transactions - net			32			(183)		(151)
Balance, December 31, 2003	3,718	$ 3,718	$ 15,331	$ 39,043	$ 1,308	$ (1,454)	$ 0	$ 57,946

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

December 31, 2003, 2002 and 2001

	2003	2002	2001
		(In thousands)	
Operating Activities			
Net income	$ 7,820	$ 7,838	$ 5,761
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	975	1,518	1,644
Provision for depreciation	1,445	1,392	1,388
Provision for amortization - intangibles	3	53	322
Deferred income taxes	(264)	233	49
Realized investment security (gains) losses	(81)	(189)	(127)
(Increase) decrease in accrued interest receivable	443	(755)	1,748
Increase (decrease) in accrued interest payable	77	(514)	(613)
(Increase) decrease in other assets	73	1,820	(2,358)
Increase (decrease) in other liabilities	(888)	1,464	585
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 9,603	$ 12,860	$ 8,399
Investing Activities			
Proceeds of maturities of held-to-maturity investment securities	$ 145	$ 1,420	$ 14,090
Proceeds of sales and maturities of available for-sale investment securities	77,181	76,693	92,763
Purchases of available-for-sale investment securities	(85,423)	(87,978)	(106,972)
Acquisition of subsidiary, net of cash and cash equivalents received		(10,173)	
Increase in loans - net	(35,131)	(14,336)	(29,459)
Purchase of premises and equipment	(5,317)	(1,350)	(1,935)
NET CASH USED BY INVESTING ACTIVITIES	$ (48,545)	$ (35,724)	$ (31,513)
Financing Activities			
Net increase (decrease) in demand deposits, NOW accounts, and savings accounts	$ 7,142	$ (57,234)	$ 14,506
Increase in time deposits - net	21,826	84,426	17,148
Increase in long-term borrowing		16,437	19,646
Payment of principal on long-term debt	(567)	(289)	
Cash dividends paid	(3,951)	(3,815)	(3,705)
Net increase (decrease) in short-term borrowings	1,237	188	(16,347)
Treasury stock transactions - net	(151)	(349)	(878)
NET CASH PROVIDED BY FINANCING ACTIVITIES	25,536	39,364	30,370
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,406)	16,500	7,256
Cash and cash equivalents at beginning of year	47,683	31,183	23,927
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 34,277	$ 47,683	$ 31,183

Cash payments made for interest and income taxes during the years presented are as follows:

	2003	2002	2001
Interest	$ 14,075	$ 15,222	$ 19,259
Income taxes	$ 3,260	$ 3,184	$ 1,751

See accompanying notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of First Citizens Bancshares, Inc., and subsidiaries conform to generally accepted accounting principles. The significant policies are described as follows:

BASIS OF PRESENTATION

The consolidated financial statements include all accounts of First Citizens Bancshares, Inc., and its subsidiaries First Citizens National Bank, First Citizens Capital Assets, and First Citizens (TN) Statutory Trust. First Citizens National Bank also has two wholly-owned subsidiaries, First Citizens Financial Plus and Nevada Investments I, Inc., which are consolidated into its financial statements. First Citizens Bancshares, Inc.'s investment in these subsidiaries is reflected on the Parent Company balance sheet (Note 13) at the equity in the underlying assets.

As of December 31, 2002, First Citizens National Bank owned an additional subsidiary, Delta Finance Company. During the year ended December 31, 2003, the loans on the books of Delta Finance Company were sold and the remaining assets of the subsidiary were merged into First Citizens National Bank.

During the year ended December 31, 2000, First Citizens National Bank organized, as a wholly-owned subsidiary, Nevada Investments I, Inc., a Nevada corporation. Subsequently, Nevada Investments II, Inc. was organized in the State of Nevada as a wholly-owned subsidiary of Nevada Investments I, Inc. First Citizens National Bank contributed all of its securities investments to these Nevada corporations as contributed capital. During the year ended December 31, 2003, Nevada Investments I, Inc. was merged with Nevada Investments II, Inc.

As of June 1, 2002, First Citizens Bancshares, Inc. acquired all of the outstanding capital stock of Metropolitan Bancshares, Inc., parent company of Munford Union Bank, in a transaction accounted for as a purchase. Metropolitan Bancshares, Inc. was subsequently dissolved transferring all of its assets to First Citizens Bancshares, Inc. Munford Union Bank then organized its subsidiary, Nevada Investments III, to hold and manage the investment securities of Munford Union Bank. Munford Union Bank transferred all of its investment securities to Nevada Investments III as contributed capital. During the year ended December 31, 2003. Munford Union Bank, including its subsidiary, was merged into First Citizens National Bank and its bank charter was sold.

Also, during the year ended December 31, 2002, the Company organized the First Citizens (TN) Statutory Trust as a wholly-owned subsidiary. The purpose and activities of this subsidiary are further discussed in Note 14 of Notes to the Consolidated Financial Statements.

In the year 2003, First Citizens Bancshares, Inc. began operation of its wholly-owned subsidiary, First Citizens Capital Assets, Inc., which was organized to acquire and manage packages of performing loans.

All significant inter-company accounts are eliminated in consolidation.

NATURE OF OPERATIONS

The Company and its subsidiaries provide commercial banking services of a wide variety to individuals and corporate customers in the mid-southern United States with a concentration in west Tennessee. The Company's primary products are checking and savings deposits and residential, commercial, and consumer lending.

BASIS OF ACCOUNTING

The consolidated financial statements are presented using the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

CASH EQUIVALENTS

Cash equivalents include amounts due from banks which do not bear interest and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

SECURITIES

Investment securities are classified as follows:

Held-to-maturity, which includes those investment securities which the Company has the intent and the ability to hold until maturity;
Trading securities, which includes those investment securities which are held for short-term resale; and
Available-for-sale, which includes all other investment securities.

Securities, which are held-to-maturity, are reflected at cost, adjusted for amortization of premiums and accretion of discounts using methods which approximate the interest method. Securities, which are available-for-sale, are carried at fair value, and unrealized gains and losses are recognized as direct increases or decreases in stockholders' equity. Trading securities, where applicable, are carried at fair value, and unrealized gains and losses on these securities are included in net income.

Realized gains and losses on investment securities transactions are determined based on the specific identification method and are included in net income.

LOANS

Loans are reflected on the balance sheets at the unpaid principal amount less the allowance for loan losses and unearned income.

Loans are generally placed on non-accrual status when, in the judgment of management, the loans have become impaired. Unpaid interest on loans placed on non-accrual status is reversed from income and further accruals of income are not usually recognized. Subsequent collections related to impaired loans are usually credited first to principal and then to previously uncollected interest.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using straight-line and accelerated methods for both financial reporting and income tax purposes. Expenditures for maintenance and repairs are charged against income as incurred. Cost of major additions and improvements are capitalized and depreciated over their estimated useful lives.

REAL ESTATE ACQUIRED BY FORECLOSURE

Real estate acquired through foreclosure is reflected in other assets and is recorded at the lower of fair value less estimated costs to sell or cost. Adjustments made at the date of foreclosure are charged to the allowance for loan losses. Expenses incurred in connection with ownership, subsequent adjustments to book value, and gains and losses upon disposition are included in other non-interest expenses.

Adjustments to net realizable value are made annually subsequent to acquisition based on appraisal.

INCOME TAXES

First Citizens Bancshares, Inc., uses the accrual method of accounting for federal income tax reporting. Deferred tax assets or liabilities are computed for significant differences in financial statement and tax bases of assets and liabilities, which result from temporary differences in financial statement and tax accounting.

INTEREST INCOME ON LOANS

Interest income on commercial and real estate loans is computed on the basis of daily principal balance outstanding using the accrual method. Interest on installment loans is credited to operations by the level-yield method.

NET INCOME PER SHARE OF COMMON STOCK

Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period, after giving retroactive effect to stock dividends and stock splits.

INCOME FROM FIDUCIARY ACTIVITIES

Income from fiduciary activities is recorded on the accrual basis.

ADVERTISING AND PROMOTIONS

The Company's policy is to charge advertising and promotions to expense as incurred.

Note 2 - Investment Securities

The following tables reflect amortized cost, unrealized gains, unrealized losses, and fair value of investment securities for the balance sheet dates presented, segregated into held-to-maturity and available-for-sale categories:

	December 31, 2003 Held-To-Maturity			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Obligations of states and political subdivisions	$ 825	$ 36	$	$ 861
TOTAL SECURITIES INVESTMENTS	$ 825	$ 36	$	$ 861

	December 31, 2002 Available-For-Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 102,248	$ 406	$ 537	$ 102,117
Obligations of states and political subdivisions	35,511	2,418	35	37,894
Other debt securities	8,401	470	27	8,844
TOTAL SECURITIES INVESTMENTS	$ 146,160	$ 3,294	$ 599	$ 148,855

	December 31, 2002 Held-To-Maturity			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Obligations of states and political subdivisions	$ 1,190	$ 45	$	$ 1,235
TOTAL SECURITIES INVESTMENTS	$ 1,190	$ 45	$	$ 1,235

	December 31, 2002 Available-For-Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 98,458	$ 1,407	$ 160	$ 99,705
Obligations of states and political subdivisions	32,929	1,798	11	34,716
Other debt securities	6,949	312		7,261
TOTAL SECURITIES INVESTMENTS	$ 138,336	$ 3,517	$ 171	$141,682

Note 2 - Investment Securities (Continued)

The tables below summarize maturities of debt securities held-to-maturity and available-for-sale as of December 31, 2003 and 2002:

	December 31, 2003			
	Securities Held-To-Maturity (In thousands)		Securities Available-For-Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts Maturing In:				
One Year or less	$ 30	$ 30	$ 11,012	$ 11,216
After one year through five years	245	253	99,521	100,858
After five years through ten years	550	578	11,491	11,733
After ten years			24,136	25,048
	$ 825	$ 861	$ 146,160	$148,855

	December 31, 2003			
	Securities Held-To-Maturity (In thousands)		Securities Available-For-Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts Maturing In:				
One Year or less	$ 216	$ 219	$ 38,041	$ 38,964
After one year through five years	225	228	45,699	46,808
After five years through ten years	749	788	15,320	15,692
After ten years			39,276	40,218
	$ 1,190	$ 1,235	$ 138,336	$141,682

Securities gains (losses) presented in the consolidated statements of income consist of the following:

	Gross Sales	Gains (In thousands)	Losses	Net
Year Ended December 31				
2003 - Securities available-for-sale	**$ 7,977**	**$ 81**	**$ 0**	**$ 81**
2002 - Securities available-for-sale	10,482	189		189
2001 - Securities available-for-sale	6,000	127		127

At December 31, 2003 and 2002, investment securities were pledged to secure government, public and trust deposits as follows:

December 31	Amortized Cost (In thousands)	Fair Value
2003	**$ 112,953**	**$ 114,188**
2002	99,543	101,599

Note 2- Investment Securities (Continued)

The following table presents information on securities with gross unrealized losses at December 31, 2003, aggregated by investment category and the length of time that the individual securities have been in a continuous loss position:

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Securities Available-for-Sale				
U.S. Treasury securities and Obligations of U.S. government corporations and agencies	$ 438	$ 37,890	$ 170	$ 830
Obligations of states and political subdivisions	35	1,597		
Other debt securities	27	1,483		
Total securities available-for-sale	**$ 500**	**$ 40,970**	**$ 170**	**$ 830**

In reviewing the investment portfolio for other-than-temporary impairment of individual securities, consideration is given to (1) the timeframe involved in which the fair value has been less than cost, (2) the financial condition of the issuer, and (3) the ability of the Company to maintain its investment in the issuer for a time that would provide for any anticipated recovery in the fair value.

As of December 31, 2003, the Company had thirty-nine debt securities noted with unrealized losses. In analyzing the reasons for the unrealized losses management considers whether the securities are issued by the federal government or its agencies, whether downgrades of bond ratings have occurred, and also reviews any applicable industry analysts' reports. With respect to the unrealized losses on the securities noted and the analysis performed relating to the securities, management currently believes that the declines in the market value are temporary.

Generally accepted accounting principles have established accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts and for hedging activities. These standards require that derivatives be reported either as assets or liabilities on the balance sheets and be reflected at fair value. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation. The company utilized the derivative as a cash flow hedge, hedging the "benchmark interest rate." A Federal Home Loan Bank Variable Libor Borrowing has been designated as hedged and in doing so, the Company has effectively fixed the cost of this liability.

Nevada Investments II, Inc. exchanged a fixed investment cash flow for a variable cash flow that fluctuates with the Libor rate. The new variable investment is then matched with a variable borrowing cash flow generating a positive interest rate spread of 250 basis points. The purpose of this transaction was to increase the Company's earnings, and the amount of the asset involved and the risk associated with this transaction is within the Company's Funds Management Policy. The hedge matures in nine (9) years.

During the year, the value of the derivative increased by $25,000 due to market interest rate fluctuations, resulting in a negative other comprehensive income attributable to derivatives of $309,000, which is reflected in accumulated other comprehensive income at December 31, 2003.

Note 3 - Loans

Loans outstanding at December 31, 2003 and 2002, were comprised of the following:

	2003	2002
	(In thousands)	
Commercial, financial and agricultural	$ 76,323	$ 67,446
Real estate - construction	71,599	57,758
Real estate - mortgage	302,003	285,759
Installment	37,401	39,232
Other loans	781	3,285
	488,107	453,480
Less: Allowance for loan losses	6,124	5,653
Net Loans	$ 481,983	$ 447,827

In conformity with Statement No. 114 of the Financial Accounting Standards Board, the Corporation has recognized loans with carrying values of $1,423,466 at December 31, 2003, and $1,291,584 at December 31, 2002, as being impaired. The balance maintained in the Allowance for Loan Losses related to these loans was $456,202 at December 31, 2003, and $556,369 at December 31, 2002.

Note 4 - Allowance for Loan Losses

An analysis of the allowance for loan losses during the three years ended December 31 is as follows:

	2003	2002	2001
		(In thousands)	
Balance - beginning of period	$ 5,653	$ 4,015	$ 3,763
Addition incident to merger	(94)	968	
Provision for loan losses charged to operations	975	1,518	1,644
Loans charged to allowance, net of loan loss recoveries of $895,000, $625,398, and $335,139	(410)	(848)	(1,392)
Balance - end of period	$ 6,124	$ 5,653	$ 4,015

For tax purposes, the Corporation deducts the maximum amount allowable. During the year ended December 31, 2003, the deduction taken was $740,402. The deductions for tax purposes in 2002 and 2001 were $740,402 and $1,455,272, respectively.

Note 5 - Premises and Equipment

The fixed assets used in the ordinary course of business are summarized as follows:

	Useful Lives in Years	2003	2002
		(In thousands)	
Land		$ 3,810	$ 3,093
Buildings	5 to 50	20,289	16,350
Furniture and equipment	3 to 20	13,400	12,802
		37,499	32,245
Less: Accumulated depreciation		15,761	14,379
Net Fixed Assets		$ 21,738	$ 17,866

Note 6 - Repossessed Real Property

The carrying value of repossessed real property on the balance sheets of the Corporation is $534,726 at December 31, 2003, and $1,782,870 at December 31, 2002. The value of repossessed real property is reflected on the balance sheets in "other assets."

Note 7 - Deposits

Included in the deposits shown on the balance sheets are the following time deposits and savings deposits in denominations of $100,000 or more:

	2003	2002
	(In thousands)	
Time Deposits	$ 143,879	$ 140,256
Savings Deposits	98,323	72,136

NOW accounts, included in savings deposits on the balance sheets, totaled $65,214,326 at December 31, 2003, and $58,287,421 at December 31, 2002.

First Citizens National Bank routinely enters into deposit relationships with its directors, officers, and employees in the normal course of business. These deposits bear the same terms and conditions as those prevailing at the time for comparable transactions with unrelated parties. Balances of executive officers and directors on deposit as of December 31, 2003 and 2002, were $12,466,462 and $8,646,911, respectively.

Time deposits maturing in years subsequent to December 31, 2003, are as follows:

	(In thousands)
One year or less	$ 225,471
After one year through three years	55,696
After three years through five years	32,364
After five years	0
Total	$ 313,531

Note 8 - Employee Stock Ownership Plan

First Citizens National Bank maintains the First Citizens National Bank of Dyersburg Employee Stock Ownership Plan and the First Citizens National Bank 401(k) Plan as employee benefits. The 401(k) plan was adopted October 1, 2000. The plans provides for a contribution annually not to exceed twenty-five percent of the total compensation of all participants and affords eligibility for participation to all full-time employees who have completed at least one year of service. During the year 2003, the Company contributed amounts equal to three percent (3%) of total eligible compensation to the 401(k) plan and seven percent (7%) of eligible compensation to the employee stock ownership plan. Contributions to the plans totaled $866,421 in 2003, $640,000 in 2002, and $619,964 in 2001.

Munford Union Bank also maintained a 401(k) employee benefit plan to which it contributed four percent (4%) of pre-tax earnings annually. In the year 2003, the contribution totaled $76,050. Since Munford Union Bank was merged into First Citizens National Bank in 2003, the 401(k) plan expense is included in the information in the previous paragraph.

Note 9 - Income Taxes

Provision for income taxes is comprised of the following:

	2003	2002	2001
		(In thousands)	
Federal income tax expense (benefit)			
Current	$ 2,811	$ 3,190	$ 2,075
Deferred	(226)	(198)	(3)
State income tax expense (benefit)			
Current	704	302	131
Deferred	(40)	(35)	(1)
	$ 3,249	$ 3,259	$ 2,202

The ratio of applicable income taxes to net income before income taxes differed from the statutory rates of 34%. The reasons for these differences are as follows:

	2003	2002	2001
		(In thousands)	
Tax expenses at statutory rate	$ 3,763	$ 3,773	$ 2,707
Increase (decrease) resulting from:			
State income taxes, net of federal income tax benefit	438	176	79
Tax exempt interest	(556)	(460)	(245)
Effect of life insurance	(190)	(182)	(144)
Amortization of goodwill			123
Dividends - Employee Stock Ownership Plan			(296)
Other items	(206)	(48)	(22)
	$ 3,249	$ 3,259	$ 2,202

Deferred tax liabilities have been provided for taxable temporary differences related to depreciation, accretion of securities discounts, and other minor items. Deferred tax assets have been provided for deductible temporary differences related primarily to the allowance for loan losses and adjustments for loss on repossessed real estate. The net deferred tax liabilities, which are included in "other liabilities" in the accompanying consolidated balance sheets, include the following components:

	2003	2002
	(In thousands)	
Deferred tax liabilities	$ (1,078)	$ (856)
Deferred tax assets	202	512
Net deferred tax liabilities	$ (876)	$ (344)

Note 10 - Regulatory Matters

First Citizens Bancshares, Inc. is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company and the consolidated financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total risk-based capital (as defined) to risk-weighted assets (as defined). To be considered adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier I leverage, Tier I risk-based, and total risk-based ratios as set forth in the table. The Bank's actual capital amounts and ratios are also presented in the table.

As of December 31, 2003, the most recent notification from the Bank's primary regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

(In thousands)	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions		
Amount	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2003								
Total Risk-Based Capital (To Risk Weighted Assets)	$70,707	14.44%	$39,162	≥	8.0%	$48,952	≥	10.0%
Tier I Capital (To Risk Weighted Assets)	56,292	11.50%	19,581	≥	4.0%	29,371	≥	6.0%
Tier I Capital (To Average Assets)	56,292	7.92%	28,417	≥	4.0%	35,521	≥	5.0%
As of December 31, 2002								
Total Risk-Based Capital (To Risk Weighted Assets)	$50,979	10.92%	$37,335	≥	8.0%	$46,669	≥	10.0%
Tier I Capital (To Risk Weighted Assets)	45,326	9.71%	18,668	≥	4.0%	28,002	≥	6.0%
Tier I Capital (To Average Assets)	45,326	6.76%	26,839	≥	4.0%	33,549	≥	5.0%

Note 11 - Restrictions on Cash and Due From Bank Accounts

The Corporation's bank subsidiary maintains cash reserve balances as required by the Federal Reserve Bank. Average required balances during 2003 and 2002 were $1,825,161 and $2,487,000, respectively.

Note 12 - Restrictions on Capital and Payments of Dividends

The Corporation is subject to capital adequacy requirements imposed by the Federal Reserve Bank. In addition, the Corporation's National Bank Subsidiary is restricted by the Office of the Comptroller of the Currency from paying dividends in any years which exceeded the net earnings of the current year plus retained profits of the preceding two years. As of December 31, 2003, approximately $7.9 million of retained earnings was available for future dividends from the subsidiary to the parent corporation.

Note 13 - Condensed Financial Information

First Citizens Bancshares, Inc.
(Parent Company Only)

BALANCE SHEETS	December 31 2003	December 31 2002
	(In thousands)	
ASSETS		
Cash	$ 167	$ 659
Investment in subsidiaries	70,933	68,173
Due from subsidiaries	622	
Other assets	380	215
TOTAL ASSETS	$ 72,102	$ 69,047
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Long term debt	$ 14,145	$14,266
Accrued expenses	11	180
TOTAL LIABILITIES	14,156	14,446
STOCKHOLDERS' EQUITY	57,946	54,601
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 72,102	$69,047

STATEMENTS OF INCOME

	December 31 (In thousands) 2003	2002
INCOME		
Dividends from bank subsidiary	$ 5,165	$ 10,165
Other income	32	25
TOTAL INCOME	5,197	10,190
EXPENSES	December 31 2003	2002
Interest expense	543	443
Other expenses	168	178
TOTAL EXPENSES	711	621
Income before income taxes and equity in undistributed net income of bank subsidiary	4,486	9,569
Income tax expense (benefit)	(260)	(228)
	4,746	9,797
Equity in undistributed net income of bank subsidiary	3,074	(1,959)
NET INCOME	$ 7,820	$ 7,838

STATEMENTS OF CASH FLOWS

	2003	2002
Operating Activities		
Net income	$ 7,820	$ 7,838
Adjustments to reconcile net income to net cash provided by operating activities:		
Undistributed income of subsidiary	(3,074)	1,959
(Increase) decrease in other assets	(788)	(88)
Increase (decrease) in other liabilities	(169)	178
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 3,789	$ 9,887
Investing Activities		
Investment in subsidiaries	(60)	(19,478)
Financing Activities		
Payment of dividends and payments in lieu of fractional shares	(3,949)	(3,815)
Proceeds of long term borrowing		14,555
Payment of principal on long term debt	(121)	(289)
Treasury stock transactions - net	(151)	(349)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(4,221)	10,102
INCREASE (DECREASE) IN CASH	(492)	511
Cash at beginning of year	659	148
CASH AT END OF YEAR	$ 167	$ 659

Note 14 - Long Term Debt

In March, 2002, First Citizens Bancshares, Inc. formed a new wholly-owned subsidiary, First Citizens (TN) Statutory Trust under the provisions of the Business Act of Delaware. The subsidiary was formed for the purpose of issuing preferred securities and conveying the proceeds to First Citizens Bancshares, Inc. in exchange for long-term, subordinated debentures issued by First Citizens Bancshares, Inc. The debentures are the only assets of the trust.

On March 26, 2002, the Company, through its Trust subsidiary, issued 5,000 floating rate Preferred Trust Securities in denominations of $1,000 for a total of $5,000,000, which mature thirty (30) years from the date of issuance. Interest is payable on March 26, June 26, September 26 and December 26 of each year during the term. The interest rate is calculated quarterly equal to the three month LIBOR interest rate plus 3.6%, provided that prior to March 26, 2007, the interest rate cannot exceed eleven percent (11%). The responsibilities of the Company concerning the debentures and the related documents constitute a full and unconditional guarantee by the Company of the Trust issuer's preferred securities.

Although for accounting presentation, the Preferred Trust Securities are treated as debt, the outstanding balance qualifies as Tier I capital subject to the provision that the amount of the securities included in Tier I Capital cannot exceed twenty-five percent (25%) of total Tier I capital.

The purpose of the issuance of the above described securities was to assist in the funding of the purchase of the Munford Union Bank. First Citizens Bancshares, Inc. will be dependent on the profitability of its subsidiaries and their ability to pay dividends in order to service its long term debt.

First Citizens National Bank has secured advances from the Federal Home Loan Bank in the amounts of $69,147,000 at December 31, 2003, and $60,199,000 at December 31, 2002, which are considered long-term in nature. These advances bear interest at rates which vary from 2.85% to 6.55% and mature in the years 2008 through 2011. The obligations are secured by the Bank's entire portfolio of fully disbursed, one to four family residential mortgages. Averages for the years 2003 and 2002 are as follows:

2003	Average Volume	Average Interest Rate	Average Maturity
		(In thousands)	
First Citizens Bancshares, Inc.	$ 14,051	3.85%	9 years
First Citizens National Bank	83,571	5.18%	7 years
2002			
First Citizens Bancshares, Inc.	$ 9,761	4.17%	7 years
First Citizens National Bank	67,277	5.36%	5 years

Maturities of principal on the above referenced long-term debt for the following five years are as shown:

Year Ending December 31	
2004	$ -0-
2005	-0-
2006	-0-
2007	-0-
2008	-0-
Thereafter	83,314
	$83,314

Note 15 - Revolving Line of Credit

First Citizens Bancshares, Inc. has approved a two-year line of credit with First Tennessee Bank National Association in the amount of $13 million, secured by common stock of First Citizens Bancshares, Inc. having a total market value of $19 million. The purpose of the line of credit is for use in various financial strategies including the acquisition of Munford Union Bank. Interest on the outstanding balance is payable on a quarterly basis, calculated at 100 basis points below the base rate of First Tennessee Bank. At December 31, 2003, the outstanding balance on this line is $9 million.

Note 16 - Short-term Borrowings

At December 31, 2003 and 2002, First Citizens National Bank had outstanding balances in short-term borrowings as follows:

	2003		2002
		(In thousands)	
Outstanding balance, end of period	$ -0-		$ -0-
Weighted average interest rate	N/A		N/A
Maximum amount of borrowings at month end	14,550		10,276
Average balances outstanding during the period	1,758		4,477
Average weighted average interest rate	1.53%		2.02%

Note 17 - Non-Cash Investing and Financing Activities

During the periods presented, the Corporation engaged in the following non-cash investing and financing activities:

	2003	2002	2001
Investing		(In thousands)	
Other real estate acquired in satisfaction of loans	$ 1,868	$ 1,523	$ 1,340

Note 18 - Financial Instruments with Off-Balance Sheet Risk

First Citizens National Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk, which are not recognized in the statement of financial position.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The same policies are utilized in making commitments and conditional obligations as are used for creating on-balance sheet instruments. Ordinarily, collateral or other security is not required to support financial instruments with off-balance sheet risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's credit-worthiness is evaluated on a case-by-case basis, and collateral required, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. At December 31, 2003 and 2002, First Citizens National Bank had outstanding loan commitments of $88,096,000 and $90,174,000, respectively. Of these commitments, none had an original maturity in excess of one year.

Standby letters of credit and financial guarantees are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are issued primarily to support public and private borrowing arrangements, and the credit risk involved is essentially the same as that involved in extending loans to customers. The Bank requires collateral to secure these commitments when it is deemed necessary. At December 31, 2003 and 2002, outstanding standby letters of credit totaled $4,596,000 and $1,477,000, respectively.

In the normal course of business, First Citizens National Bank extends loans, which are subsequently sold to other lenders, including agencies of the U. S. government. Certain of these loans are conveyed with recourse creating off-balance sheet risk with regard to the collectibility of the loan. At December 31, 2003 and 2002, however, the Bank had no loans sold.

Note 19 - Significant Concentrations of Credit Risk

First Citizens National Bank grants agribusiness, commercial, residential, and personal loans to customers throughout a wide area of the mid-southern United States. A large majority of the Bank's loans, however, are concentrated in the immediate vicinity of the Bank or west Tennessee. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their obligations is dependent upon the agribusiness and industrial economic sectors of that geographic area.

December 31, 2003 and 2002

Note 20 - Disclosure of Fair Value of Financial Instruments

The following assumptions were made and methods applied to estimate the fair value of each class of financial instruments reflected on the balance sheets of the Corporation:

CASH AND CASH EQUIVALENTS

For instruments, which qualify as cash equivalents, as described in Note 1 of Notes to Consolidated Financial Statements, the carrying amount is assumed to be fair value.

INVESTMENT SECURITIES

Fair value for investment securities is based on quoted market price, if available. If quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying values of Federal Reserve Bank and Federal Home Loan Bank stock approximate fair value based on the redemption provisions of each bank.

LOANS RECEIVABLE

Fair value of variable-rate loans with no significant change in credit risk subsequent to loan origination is based on carrying amounts. For other loans, such as fixed rate loans, fair values are estimated utilizing discounted cash flow analyses, applying interest rates currently offered for new loans with similar terms to borrowers of similar credit quality. Fair values of loans which have experienced significant changes in credit risk have been adjusted to reflect such changes.

The fair value of accrued interest receivable is assumed to be its carrying value.

DEPOSIT LIABILITIES

Demand Deposits

The fair values of deposits which are payable on demand, such as interest-bearing and non-interest-bearing checking accounts, passbook savings, and certain money market accounts are equal to the carrying amount of the deposits.

Variable-Rate Deposits

The fair value of variable-rate money market accounts and certificates of deposit approximate their carrying value at the balance sheet date.

Fixed-Rate Deposits

For fixed-rate certificates of deposit, fair values are estimated using discounted cash flow analyses which apply interest rates currently being offered on certificates to a schedule of aggregated monthly maturities on time deposits.

SHORT-TERM BORROWINGS

Carrying amounts of short-term borrowings, which include securities sold under agreement to repurchase, approximate their fair values at December 31, 2003 and 2002.

LONG-TERM DEBT

The fair value of the Corporation's long-term debt is estimated using the discounted cash flow approach, based on the institution's current incremental borrowing rates for similar types of borrowing arrangements.

OTHER ASSETS AND LIABILITIES

Financial instruments included in other assets and other liabilities are short-term and are therefore valued at their carrying values. Unrecognized financial instruments are generally extended for short periods of time, and as a result, the fair value is estimated to approximate the face or carrying amount.

The estimated fair values of the Corporation's financial instruments are as follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial Assets				
Cash and cash equivalents	$ 34,277	$ 34,277	$ 47,683	$ 47,683
Investment securities	149,680	149,716	142,872	142,917
Loans	488,107		453,480	
Less: Allowance for loan losses	(6,124)		(5,653)	
Loans, net of allowance	481,983	486,901	447,827	458,861
Accrued interest receivable	4,160	4,160	4,603	4,603
Federal Reserve Bank and Federal Home Loan Bank stock	4,911	4,911	3,914	3,914
Other assets	16,426	16,426	16,172	16,172
Financial Liabilities				
Deposits	560,610	565,116	531,642	539,662
Short-term borrowings	19,681	19,681	18,444	18,444
Long-term debt	83,314	92,923	83,881	100,661
Other liabilities	4,553	4,553	5,630	5,630
Unrecognized Financial Instruments				
Commitments to extend credit	88,096	88,096	90,174	90,174
Standby letters of credit	4,596	4,596	1,477	1,477

Note 21 - Commitments and Contingencies

During the year ended December 31, 2000, the Board of Directors approved a stock repurchase plan whereby the Company is authorized to acquire up to a maximum of $5,000,000 of its outstanding capital stock over a five (5) year period. The stock repurchase plan is designed to enable First Citizens Bancshares, Inc. to meet the requirements of the Employee Stock Ownership Plan and reduce the number of shares outstanding in order to enhance earnings per share.

Note 22 - Mergers and Acquisitions

As of June 1, 2002, First Citizens Bancshares, Inc. acquired all of the outstanding capital stock of Metropolitan Bancshares, Inc. in Munford, Tennessee, in a transaction accounted for as a purchase. Metropolitan Bancshares, Inc. was the parent company of Munford Union Bank. Metropolitan Bancshares, Inc. was subsequently dissolved resulting in Munford Union Bank becoming a wholly-owned subsidiary of First Citizens Bancshares, Inc. The acquisition adds existing Munford markets, brings new management to the Company and creates additional net income for the First Citizens operations due principally to economies of scale. The Company also acquired a significant new potential market for its products and services. Operating results for Munford Union Bank for the period beginning on June 1, 2002 and ending on December 31, 2002 are included in the consolidated financial statements.

The purchase was consummated at a price of approximately $19,300,000. The purchase amount was funded by a dividend from First Citizens National Bank in the amount of $5 million and the Preferred Trust Securities and revolving line of credit discussed in notes 14 and 15. The Company did not issue any additional shares of stock in the transaction. First Citizens Bancshares, Inc. acquired no research and development assets and incurred no preacquisition contingencies. The assets and liabilities of Munford Union Bank have been adjusted to fair value as of the date of acquisition resulting in the recording of goodwill in the amount of $8.8 million on the books of Munford Union Bank. A core deposit intangible asset was also established in the amount of $845,000 which is being amortized over a ten year period. The goodwill is being tested annually for impairment. In the event of impairment, the adjustments to goodwill will not be deductible.

The following table reflects the condensed balance sheet of Munford Union Bank and the fair values assigned to assets and liabilities at the date of purchase:

	Book Value	Adjustment	Fair Value	Adjustment Amortization Period/Yrs	2003 Accumulated Amortization	Annual Estimate Accumulated Amortization
Cash and Due from banks	$3,855		$ 3,855	0		
Federal Funds Sold	5,295		5,295	0		
Investments	31,860	17	31,877	5	5.38	3.40
Net loans	68,542	1,456	69,998	7	329.33	208.00
Premises and Equipment	3,535	(198)	3,337	3,539	(31.35)	(19.80)
Goodwill		8,808	8,808	0		
Core deposit intangible		845	845	10	133.8	84.50
Other assets	2,012		2,012	0		
Total Assets	$ 115,099	$ 10,928	$126,027		437.16	276.10
Deposits	99,723	1,219	100,942	5	386.02	243.80
Other Liabilities	5,741	21	5,762	5	6.65	4.20
Capital	9,635	9,688	19,323	0		
Total Liabilities and Capital	$115,099	$ 10,928	$126,027		392.67	248.00
Net Expense					44.49	28.10

Note 22 - Mergers and Acquisitions (Continued)

Pro forma balance sheets and statements of income of the Company calculated as though the acquisition of Munford Union Bank had been accomplished at the beginning of the year ended December 31, 2002, are as follows:

Balance Sheets	2002	2001
Cash and due from banks	21,290	$ 19,151
Federal funds sold	26,393	16,182
Investments	147,323	136,151
Net loans	447,827	435,009
Premises and equipment	17,866	17,908
Intangible assets	13,261	13,289
Other assets	20,238	21,402
Total Assets	$ 694,198	$659,092
Deposits	$531,642	$504,450
Other liabilities	107,955	104,833
Capital	54,601	49,809
Total Liabilities and Capital	$694,198	$659,092

Statements of Income		
Interest income	$ 38,970	$ 43,860
Interest expense	14,708	20,977
Net interest income	24,262	22,883
Provision for loan losses	1,518	2,122
Net interest income after provision for loan losses	22,744	20,761
Other income	7,688	6,716
Other expenses	19,335	18,135
Net income before income taxes	11,097	9,342
Provision for income taxes	3,259	2,599
Net income	$ 7,838	$ 6,743
Earnings per share	$ 2.14	$ 1.82
Weighted average shares outstanding	3,668	3,703

December 31, 2003 and 2002

Note 23 - Goodwill and Intangible Assets

The change in balance for goodwill during the year is as follows:

	2003	2002
Beginning of year	$ 13,261	$ 3,608
Reclassification from unidentifiable asset	$ 0	$ 0
Impairment	$ 0	$ 0
Acquired goodwill	$ 0	$ 9,653
Sale of Munford Union's Charter	-$ 200	$ 0
Liquidation of Companies with associated intangibles	-$ 132	$ 0
End of year	$ 12,929	$13,261

Beginning in the year 2002, goodwill is no longer amortized but rather is tested annually for impairment. The effects of the application of this new accounting principle is as follows:

	2003	2002	2001
Reported net income	$ 7,820	$ 7,838	$ 5,761
Add back: goodwill amortization	$ 0	$ 0	$ 269
Adjusted net income	$ 7,820	$ 7,838	$ 6,030
Basic earnings per share			
Reported net income	$ 2.14	$ 2.14	$ 1.56
Goodwill amortization	$ 0.00	$ 0.00	$ 0.07
Adjusted net income	$ 2.14	$ 2.14	$ 1.63
Diluted earnings per share			
Reported net income	$ 2.14	$ 2.14	$ 1.56
Goodwill amortization	$ 0.00	$ 0.00	$ 0.07
Adjusted net income	$ 2.14	$ 2.14	$ 1.63

Acquired Intangible Assets

Acquired intangible assets were as follows as of year end:

	2003 Gross Carrying Amount	2003 Accumulated Amortization	2002 Gross Carrying Amount	2002 Accumulated Amortization
Amortized intangible assets:				
Core deposit intangibles	845	134	844	49
Other intangibles	0	0	57	8
Total	845	134	901	57

Estimated amortization expense for each of the next five years:

2004	$ 84
2005	$ 84
2006	$ 84
2007	$ 84
2008	$ 84

Note 24 - Quarterly Selected Financial Data (Unaudited)

	Interest Income	Net Interest Income	Net Income	E.P.S. Basic	E.P.S. Diluted
2003					
First Quarter	$ 10,038	$ 6,304	$ 1,976	$ 0.54	$ 0.54
Second Quarter	$ 10,115	$ 6,408	$ 1,645	$ 0.45	$ 0.45
Third Quarter	$ 9,777	$ 6,365	$ 2,047	$ 0.56	$ 0.56
Fourth Quarter	$ 9,576	$ 6,277	$ 2,152	$ 0.59	$ 0.59
Total	$ 39,506	$ 25,354	$ 7,820	$ 2.14	$ 2.14
2002					
First Quarter	$ 8,801	$ 5,469	$ 1,767	$ 0.48	$ 0.48
Second Quarter	$ 9,307	$ 5,956	$ 1,743	$ 0.47	$ 0.47
Third Quarter	$ 10,529	$ 6,459	$ 2,129	$ 0.58	$ 0.58
Fourth Quarter	$ 10,333	$ 6,378	$ 2,199	$ 0.61	$ 0.61
Total	$ 38,970	$ 24,262	$ 7,838	$ 2.14	$ 2.14

Notes:

Material changes occurred in the financials during the third quarter 2002 due to the Munford Union acquisition.

Note 25 - Amounts Receivable from Related Parties

Year Ended December 31, 2003
(In thousands)

Column A	Column B Balance at Beginning of Period	Column C Additions	Column D Deductions		Column E Balance at End of Period	
			Amounts Collected	Amounts Written Off	Current	Not Current
Aggregate indebtedness to First Citizens National Bank of Directors and Executive Officers of First Citizens Bancshares, Inc. (26)	**$11,068**	**$14,021**	**$10,670**	**$-0-**	**$14,419**	**$-0-**
Aggregate indebtedness to First Citizens National Bank of Directors and Executive Officers of First Citizens National Bank (26)	**$11,068**	**$14,021**	**$10,670**	**$-0-**	**$14,419**	**$-0-**

Year Ended December 31, 2001
(In thousands)

Column A	Column B	Column C	Amounts Collected	Amounts Written Off	Current	Not Current
Aggregate indebtedness to First Citizens National Bank of Directors and Executive Officers of First Citizens Bancshares, Inc. (26)	$9,367	$7,641	$5,940	$-0-	$11,068	$-0-
Aggregate indebtedness to First Citizens National Bank of Directors and Executive Officers of First Citizens National Bank (27)	$9,367	$7,641	$5,940	$-0-	$11,068	$-0-

Indebtedness shown represents amounts owed by directors and executive officers of First Citizens Bancshares, Inc., and First Citizens National Bank and by businesses in which such persons are general partners or have at least 10% or greater interest and trust and estates in which they have a substantial beneficial interest. All loans have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and do not involve other than normal risks of collectibility.

First Citizens Bancshares, Inc.
First Citizens National Bank
Board of Directors

Eddie E. Anderson
John S. Bomar
J. Walter Bradshaw
J. Daniel Carpenter
William C. Cloar
Richard W. Donner
Bentley F. Edwards
Julius M. Falkoff
Larry W. Gibson
Ralph E. Henson
Barry Thomas Ladd
John M. Lannom
Stallings Lipford
Milton E. Magee
L. D. Pennington
Allen Searcy
Green Smitheal, III
William F. Sweat
David R. Taylor
Larry S. White
P. H. White, Jr.
Dwight Steven Williams
Katie Winchester
Billy S. Yates

Munford Union Bank
Board of Directors

Jeff Agee
J. W. Arthur
Van Biggs
John S. Bomar
Gary Blume
Cato Ellis, Jr.
Harry Haddad
Willard Hathcock
Mitchell R. Higdon
Bill McGowan
C. Barham Ward
Robert W. Wilson
Katie Winchester

Advisory Board of Directors
First Citizens Bancshares, Inc.

Obion County
Russell Abernathy II
Ginny Acree
Jeff Allen
Earl Bell
Tim Blackley
Dale Bryant
Robert S. Carpenter
Steve Conley
Jimmie Hart
Jimmy Jones
Barry Keathley
Bryan Keathley

Shelby County
Brandon Barker
Randy Brown
Bob Forbess
Don Hannah
Mike Hannah
Ray Hoover
Richard (Rick) A. Hornsby
Jack Huffman
Brad King
Jim Liles
Russ McCallen
Trent McVay
Charles Munn, MD
Randy Nicholson
Bobbie F. Percer, Jr.
Chris Price
H. Rick Ray
Ronald (Ronnie) B. Ray
John P. Roberts
Terry Allen Roland
Ervin C. Robinson
Rosemarie Fair Stack
Jimmy (Don) D. Tubb
Tom Talley
Wesley Tugwell
Ginger Whitlock
Edward L. Wilkinson
Bobby Winstead

Tipton County
Donna Billings
Walter B. Butler
Martina Cole
Terri Colin
Dr. Bobby Hanks
Dr. John R. Nichols
Brett Pickard
Ray Sneed
Harry Sinis
Bill Stimpson
Rick Talley
Ted Waxler

Weakley County
Katie High
Danny Nanney
Tom Payne
Audrey Roberts
Jim Schuster
Ed Todd
Jeff Wright

Lauderdale County
Paul Betz
Frank Currie
Mike Douglas
Mike Dunavant
Bonita Fullen
Burnie Norman
Charlene Roberts
Jerry Stanley

First Citizens National Bank

Officers

Stallings Lipford
Chairman of the Board
First Citizens Bancshares, Inc.
& First Citizens National Bank

Katie Winchester
President & CEO – Vice Chairman
First Citizens Bancshares
& First Citizens National Bank

Barry T. Ladd
Executive Vice President
First Citizens Bancshares, Inc.
Executive Vice President
& CAO First Citizens National Bank

Operations & Administration

Jeffrey D. Agee
Vice President/CFO
First Citizens Bancshares, Inc.
Executive Vice President/CFO
First Citizens National Bank

Judy Long
Vice President
Board Secretary
First Citizens Bancshares, Inc.
Executive Vice President/COO
Board Secretary
First Citizens National Bank

Rebecca Lee Gregory
Senior Vice President

Regina M. Jackson
Senior Vice President/Controller
& Insurance Officer

Anita Jean Bates
Vice President

Joyce Hanlon
Vice President/Training Coordinator

Peter Hinkel
Vice President/Director of
Sales and Marketing

Tommy Lipford
Vice President/Cashier
& Security Officer

Rita Ann Whitmore
Vice President

Tanna Canada
Assistant Vice President

Dana N. Ezekiel
Assistant Vice President

Mary Jane Hicks
Assistant Vice President

Phillip A. Lipford
Assistant Vice President/Director of
Community & Employee Relations

Helen Maclin
Assistant Vice President

Charlotte Elkins
Assistant Cashier

Loan Administration

Ralph E. Henson
Vice President
First Citizens Bancshares, Inc.
Executive Vice President/
Senior Loan Administrator
First Citizens National Bank

Sherrell Armstrong
EVP & Loan Administrator
Northwest Tennessee

Krista Lewis
Vice President

Agricultural Services

Richard Brent Neal
Vice President & Manager

Mary H. Crouch
Assistant Vice President

Scott Foster
Assistant Vice President

Electronic Banking/Call Center

Janiece Wright
Vice President/Manager

Commercial Loans

Tammy S. French
Vice President

Andrew Harrington
Vice President

Paul C. Newbill
Vice President

John S. Tucker
Vice President

Sherri Chaffin
Assistant Vice President

Elizabeth Stallings
Assistant Vice President

Cindy Ware
Assistant Vice President

Consumer Loans

Christina Borden
Assistant Vice President

Vickie Studard
Assistant Vice President

Bank Operations

Angela D. Crawford
Vice President & Manager

Nancy Cammuse
Vice President

Melanie Jones
Vice President

Special Assets

Stan C. Avis
Vice President & Manager

Karen Jennings
Assistant Vice President

Ben Scott Knight
Assistant Vice President

Mortgage Lending

Ronda Heathcott
Senior Vice President & Manager

Sonya Burks
Vice President

Cleve Edward Burks III
Vice President/Appraiser

Sherie Denise Hayes
Vice President

Becky D. Peckenpaugh
Vice President

Sandy Hill
Assistant Vice President

Tammy Ladd
Assistant Vice President

Investment Management & Trust Services Division

H. Hughes Clardy
Senior Vice President
& Senior Trust Officer

Sue Carolyn Akins
Vice President & Trust Officer

Judy W. Burns
Vice President & Trust Officer

Brandon Brewer
Assistant Vice President
& Trust Officer

Audit

Sharon P. Callens
Senior Vice President & Bank Auditor

Rob Kerr
Vice President/Compliance Officer
& Auditor

June Jones
Vice President & Loan Review Officer

Daisy James
Assistant Vice President

Human Resources

Kerrie S. Heckethorn
Senior Vice President
& Human Resources Officer

LaDonna Spry
Assistant Vice President

Information Systems

David E. Thurmon
Vice President &
Information Systems Manager

Donald Jerry Cantrell, Jr.
Vice President

Shirley S. McGuire
Assistant Vice President

Vickie Sansom
Assistant Vice President

Branches

Downtown Drive-In

Debra Gingery
Assistant Vice President & Manager

Green Village Office

Bennett Ragan
Senior Vice President & Manager

Naomi Rector
Assistant Vice President &
Assistant Branch Manager

Denise Barker
Assistant Vice President

Industrial Park Office

Kay K. French
Vice President & Manager

Amy C. Jones
Vice President
Assistant Branch Manager

Debra Seratt
Assistant Vice President

Martin Office

Thomas Seratt
Regional Bank President –
Weakley County

Maxine Patrick
Assistant Vice President

Newbern Office

Linda H. Jones
Community Bank President
Manager

Larry C. Hicks
Vice President &
Assistant Branch Manager

Jo Nell Johnson
Assistant Vice President

Ripley Office

William F. Sweat
Regional Bank President –
Lauderdale County

Elisabeth A. Vaden
Vice President

Troy Office

Joe Ward
Senior Vice President
& Manager

Kay Fultz
Vice President
Assistant Manager

Talmadge Brown
Vice President
Loan Officer

Wanda Forrester
Assistant Vice President

Sharrie McKenzie
Assistant Vice President

Martha Morris
Assistant Cashier

Union City Office

David Hopkins
Regional Bank President –
Obion Co.

Bill Thompson
Senior Vice President –
Loan Administrator
Obion/Weakley County

Sherry Brown
Vice President &
Assistant Branch Manager

Kellye Albright
Vice President

Candy Whipple
Vice President

Tammy Baucom
Assistant Vice President

Beth McBride
Assistant Vice President

Sherry Naylor
Assistant Vice President

Gina Ursery
Assistant Vice President

Union City East

Shane Dodson
Vice President & Branch Manager

Southwest Tennessee Regional Market

Officers

Cato Ellis, Jr.
Chairman of the Board

John S. Bomar
CEO & President

Mitch Higdon
Executive Vice President
Loan Administrator

Operations & Administration

Jennifer Poston
Vice President & Cashier

Mary Jo Quinley
Vice President & Board Secretary
Main Office Branch Manager

Patricia Murphy
Assistant Vice President

Deborah Harchfield
Operations Officer
Manager - Bookkeeping

Loan Administration

Laura Wilkerson
Administrative Officer

Audit

Wanda Sharp
Vice President

Branches

Arlington Branch

Russell Wiseman
Vice President & Branch Manager

Bartlett Branch

Robb Newbill
Vice President & Branch Manager

Robby Robinson
Vice President and Loan Officer

Lesley Linebarger
Administrative Officer &
Assistant Branch Manager

Millington Branch

Chris Heckler
Vice President & Branch Manager

Sharon Hammett
Administrative Officer &
Assistant Branch Manager

First Citizens Financial Plus, Inc.

Dyersburg

James T. Hopper
President

Kenneth S. Coleman
Senior Vice President &
Investment Representative

Richard Chad Davis
Vice President

Patricia J. Moore
Vice President &
Compliance Coordinator

First Citizens Financial Plus, Inc.

Union City

Ben Parker
Vice President

First Citizens Insurance

Jason Ladd
Tami Petrie

Employees

First Citizens National Bank

Susan F. Alexander
Shirley V. Arnett
Glenda J. Bain
Judy K. Baker
Tracy M. Baker
Becky M. Baldridge
Melissa Ballard
John B. Barker
Denise G. Barnett
Melissa Beardsley
Crystal M. Behrens
Eddie R. Bell
Jolynn T. Betts
Jason T. Binkley
Markus Bischoff
Jennifer Bishop
Donnie Bobbitt
Randie M. Bohannon
Layla Borden
Kathryn Brewer
Margo Brown
Mary L. Brown
Irene Dorizas Bumpas
Susan Burns
Joyce K. Caksackkar
Glenda Faye Campbell
Carrie Clark
Crystal M. Clark
Nancy Clausel
Lindsey Combs
Christy Dawn Cook
Palmer Cooper
Debra B. Cox
Rose Crawford
Lory L. Crumley
Kelley J. Cryer
Susie M. Curry
Connie L. Davenport
Barbara A. Davis
Jane Ann Davison
Cari Dee Dawson
Cheryl H. Dennison
Dorothy Digirolamo
Meghan Dunn
Brenda Kay Enoch
Michele K. Everman
Leanne M. Faulkner
Lori Maxine Ferguson
Sherry S. Fisher
Victoria Floyd
Holly R. Fortner
Donna P. Foster
Cheryl Fowler
Rawlin C. Fowlkes
Robert A. Fowlkes
Debbie S. Garner
Dianna Michelle Glass

Employees

First Citizens National Bank - (con't.)

Latasha Glass
Teresa O. Glass
Janie S. Grantland
William David Greer
Jenni A. Hamlin
Pamela Hanson
Kim K. Harber
Patsy A. Harris
Vincent D. Haymon
Jennifer Hays
Jarrett M. Heathcock
Steve Heinrich
Steven D. Herren
Belinda Carol Hoffman
Angela J. Hughes
Walter Jackson
Beverly H. Johnson
April Jones
Dianne P. Jones
Jamie M. Jones
Kathryn A. Jones
Kelly C. Jones
Wendy C. Jones
Ellen W. Kaplan
Teresa L. Keeton
Leslie M. Kennedy
Alicia Kenney
Kacey C. Kidd
Kimberly King
Teresa H. King
Tina Kay Kirby
Jennifer Kuykendall
Viva Dabbs Lane
Amy Leake
Carrie A. Leffler
Vicki M. Lewis
Laurie A. Lomax
Candice Lootens
Shantell A. Malone
Sheila Marker
Christine Martin
Regina Mashburn
Tara Matheny
Virginia McClain
Cecil S. McIntosh
Cynthia B. McLean
Dennis Miller
Kimberly Mills
Cynthia Mitchell
Darlene A. Moody
Tammy S. Moody
Yolanda B. Morgan
June E. Murray
Mallori Myers
Lyndi L. Neal
Laura Y. Parlow
Paige S. Pettit
Stephanie Pilkinton
Ava K. Pope
Kimberly A. Price
Penny L. Price
Lesli Pritchett
Beth Raburn
Mercedes L. Reasons
Phillip N. Reaves
Mary Ricks
Nicole Rogers
Christi Roland
Amanda R. Rose
Sheila J. Roser
Debra Rowland
Angela Sawyer
Kristin M. Scallions
April C. Shirley
Rita J. Shoemaker
Bonita F. Skinner
Brooke Smith
Kellie Smith
Suzanne Snover
Joy Stafford
Darlene Stevens
Janet L. Storey
Jennifer J. Stover
Ann C. Strayhorn
Angela K. Taylor
Keisha K. Taylor
Regina L. Taylor
Amanda Tittle
Patricia Tolley
Amanda Turner
Sharon Jo Turner
Theresa A. Upchurch
Faye B. Van Dyke
Amber Vernon
Penne C. Vickery
Jo Anne Walker
Sara Diane Warren
Tamara D. Watson
Barbara I. Westby
Christi Westmoreland
Linda F. Willis
Heather Wood
Donna Woolley
Kathy T. Wright
Misty Wright

First Citizens Financial Plus, Inc.

Linda Albright
James Craig
Laura H. Dodd
Charlotte Lewis
Carol Phillips
Charity Vowell

COMMON STOCK

The common stock of First Citizens Bancshares, Inc. is not listed on any exchange. Stock trades are accomplished between a willing seller and a willing buyer at an agreed upon price acceptable to both parties. Persons interested in purchasing shares of common stock of the Company may contact Jeff Agee, Executive Vice President and Chief Financial Officer, First Citizens National Bank, P.O. Box 370, Dyersburg, Tennessee 38025-0370 or call him at (731) 287-4255 for information regarding availability of shares. Likewise, investors desiring to sell shares of common stock of the Company which they hold may also contact Mr. Agee.

TRANSFER AGENT

Shareholders who have questions about their accounts or who wish to change the ownership or address of stock; to report lost, stolen or destroyed certificates; or to consolidate accounts should contact SunTrust Bank, Shareholder Services, 1-800-568-3476.

ANNUAL MEETING AND ANNUAL REPORT ON FORM 10-K

The Annual Meeting of Shareholders of First Citizens Bancshares, Inc. will be held at 10:00 a.m., April 21, 2004 in the Lipford Room of First Citizens National Bank, First Citizens Place, Dyersburg, Tennessee.

For further information concerning First Citizens Bancshares, Inc. or its subsidiaries, or to obtain a copy of First Citizens Bancshares Annual Report on Form 10-K as filed with the Securities and Exchange Commission (available without charge to shareholders) please contact Judy Long, Secretary, First Citizens Bancshares, Inc. Bank, P.O. Box 370, Dyersburg, Tennessee 38025-0370.

FIRST CITIZENS BANCSHARES, INC.
One First Citizens Place
P.O. Box 370
Dyersburg, TN 38025-0370
(731) 285-4410